General Maritime Corporation

A foundation of performance. A future of opportunity.

2006 Annual Report

Mission Statement

Utilizing its solid operational and financial infrastructure, General Maritime seeks to become the premier choice for global seaborne oil transportation.

In accomplishing this mission, General Maritime will continue to provide outstanding customer service, enforce rigorous operational standards and maintain a steadfast commitment to safety and environmental protection.

Financial Highlights

(Dollars in thousands, except per share data)	Year Ended December 31, 2006	2005	2004	2003	2002
Voyage revenues	**$325,984**	$567,901	$701,291	$454,456	$226,357
Voyage expenses	**80,400**	137,203	117,955	117,810	80,790
Direct vessel operating expenses	**47,472**	86,681	96,818	91,981	55,241
Other expense	**2,430**	—	—	—	—
General and administrative expenses	**44,787**	43,989	31,420	22,866	12,026
Gain on sale of vessels	**(46,022)**	(91,235)	(6,570)	(1,490)	(266)
Impairment charge	—	—	—	18,803	13,366
Depreciation and amortization	**42,395**	97,320	100,806	84,925	60,431
Operating income	**154,522**	293,943	360,862	119,561	4,769
Net interest (income) expense	**(1,455)**	28,918	37,852	35,043	14,511
Other (income) expense	**(854)**	52,668	7,901	—	—
Net income (loss)	**$156,831**	$212,357	$315,109	$ 84,518	$ (9,742)
Earnings (loss) per common share:					
Basic	**$ 4.98**	$ 5.71	$ 8.51	$ 2.29	$ (0.26)
Diluted	**$ 4.87**	$ 5.61	$ 8.33	$ 2.26	$ (0.26)
Dividends declared per common share	**$ 4.80**	$ 2.86	$ —	$ —	$ —
Weighted average basic shares outstanding, thousands:					
Basic	**31,472**	37,164	37,049	36,967	36,981
Diluted	**32,217**	37,874	37,814	37,356	36,981
Net cash provided by operating activities	**$189,717**	$249,614	$363,238	$178,112	$ 43,637
EBITDA	**197,771**	338,595	453,767	204,486	65,200
Average number of vessels	**20.6**	41.9	44.0	40.6	28.9
Fleet utilization	94.5%	91.9%	96.0%	96.3%	95.0%

Average Age of Fleet at Year End


12
10
8
6
4
2
0
2004
2005
2006

% of Double-Hulled Vessels at Year End


120
100
80
60
40
20
0
2004
2005
2006



"Reflecting on our 10-year anniversary and our continued success, I am proud that we have remained true to our core principles established in 1997. These principles were and continue to be predicated on unlocking value for our shareholders, operating quality assets, providing leading charterers with quality service, maintaining significant financial strength, and opportunistically entering into transactions intended to create both near-term and long-term value."

STRENGTH



"Our success in transforming the Company into an operator of a fully double-hull fleet, repurchasing approximately 6.8 million shares of our stock, paying cumulative quarterly dividends of $8.28 per share since January 2005, and declaring a one time $15 per share special dividend demonstrates management's commitment to these principles. The cumulative effect of this success is that the Company has further enhanced its leading reputation in the industry and has unlocked close to $1 billion of value for shareholders over the past 22 months."

Peter C. Georgiopoulos

Letter from the Chairman

I am particularly pleased to address shareholders in this year's annual letter as General Maritime has delivered another year of impressive results and has commenced 2007 by reaching an additional milestone aimed at unlocking value for the Company and its shareholders. Compounding the significance of this year's letter is that it also marks the beginning of the 10-year anniversary of the founding of our business.

Reflecting on this anniversary and our continued success, I am proud that we have remained true to our core principles established in 1997. These principles were and continue to be predicated on unlocking value for our shareholders, operating quality assets, providing leading charterers with quality service, maintaining significant financial strength, and opportunistically entering into transactions intended to create both near-term and long-term value. Our unrelenting focus on these driving principles has resulted in General Maritime differentiating itself as a world-class tanker company that we believe has continued to create value for its shareholders.

Our success in transforming the Company into an operator of a fully double-hull fleet, repurchasing approximately 6.8 million shares of our stock, paying cumulative quarterly dividends of $8.28 per share since January 2005, and declaring a one-time $15 per share special dividend demonstrates management's commitment to these principles. The cumulative effect of this success is that the Company has further enhanced its leading reputation in the industry and has unlocked close to $1 billion of value for shareholders over the past 22 months.

Unlocking Shareholder Value

Throughout 2006 and into 2007, we continued to demonstrate an unwavering commitment to serving our shareholders and entered into numerous transactions aimed at achieving this critical objective.

In terms of distributing sizeable dividends, we drew upon our solid operating performance in 2006 to declare cumulative dividends of $3.42 per share for the year. Since the inception of our dividend policy in January of 2005, I am pleased to report that General Maritime has declared dividends totaling $8.28 per share. This success, as well as our special dividend that will be detailed later in this letter, underscores our leading industry position as well as our ability to unlock value for our shareholders from our fleet's earnings power, a core objective of our Company.

Along with our success at distributing sizeable dividends, we have maintained an opportunistic approach in executing our share repurchase program, as we have since the inception of the program. To date, General Maritime has repurchased 17% of its outstanding shares.

During 2006, we also created value for shareholders by finalizing the sale of the Company's non-double-hull vessels. These opportunistic sales, through which the Company monetized non-core assets, resulted in net proceeds of $688 million and a book gain of $138.1 million. In addition to the significant financial benefits we realized for our shareholders, our success at monetizing these non-core assets also enabled General Maritime to solidify its reputation as an operator of the highest quality tonnage, which we believe further enhances the Company's commercial prospects.

Commencing 2007 with a Milestone

We are pleased to have once again drawn upon our significant financial strength and to have commenced 2007 by announcing a $15 per share special dividend, representing another major milestone for General Maritime and its shareholders.

In declaring this one-time special dividend, we achieved a number of important objectives for shareholders. First, we provided an immediate return to shareholders while moving towards a capital structure that we believe is efficient and consistent with the size of the Company. Second, we lowered our cost of capital, which will be beneficial as we continue to explore acquisition opportunities. Finally, and of paramount importance, we created value in an environment where asset values remained too high for General Maritime to deploy its capital in a prudent manner. We have always adhered to strict return requirements, which has been a hallmark of our success since the inception of our business in 1997.



Stable Earnings and Dividends

Consistent with our proven strategy of opportunistically securing time charter coverage when a set of stringent return criteria are met, General Maritime made the important decision to markedly increase its fleet's time charter coverage during 2006. By March 2007, 68% of our fleet was secured on long-term contracts with leading charterers. We believe that our success with increasing our fleet's time charter coverage has led to the Company entering into contracts at favorable rates and significantly enhancing its contracted revenue stream and earnings visibility. We believe that we remain in a strong position to continue to benefit from any increases in the spot market.

Including our synthetic time charter agreements, General Maritime has 13 vessels or vessel equivalents on time charters into 2009, which represents a sizeable contracted revenue stream. Specifically, the time charters for these vessels provide for approximately $154 million per year in contracted revenue or revenue equivalents through the end of their contracts in 2009. With total contracted revenue of approximately $164 million for 2007 it is evident that we have sizeable coverage for this year as well as through 2009.

General Maritime's success at significantly increasing its time charter coverage lead to our Board's decision to establish a fixed quarterly dividend target of $2.00 per share annually. While our past variable dividend policy has provided significant benefits to shareholders, we believe that by fixing the quarterly dividend target at a significant annual amount, we are demonstrating our intent to continue to distribute sizeable dividends and our intent to provide to our shareholders a dividend stream that is both visible and consistent, which we believe the market will welcome.

Outlook for 2007

I am proud of General Maritime's accomplishments and am committed to continuing to lead the Company into its second decade with an intense and unrelenting focus on continuing to unlock significant value for shareholders. With approximately $400 million in liquidity following the payment of our special dividend, the Company is in a strong position to continue to enter into future value-creating transactions. To this end, we will focus on achieving strong returns and continue to explore opportunities in areas where we have been extremely successful since going public. As part of this important effort, we will seek opportunities to further consolidate the industry and we believe have enough liquidity to use as equity to purchase assets of up to $1 billion in value, which is a direct result of our financial discipline. Complementing this, we will look for opportunities to continue to implement our second $200 million repurchase program, subject to the limitations under our credit facility, as we target providing shareholders with a sizeable fixed cumulative annual dividend of $2.00 per share.

In Appreciation of a Dedicated Team

Throughout General Maritime's history, the drive and dedication of our team has been nothing less than commendable. Our Company's leading industry reputation for safely transporting millions of barrels of oil worldwide is a direct reflection of our team's commitment to operational excellence with a keen focus on meeting leading charterers' exacting requirements. I appreciate the hard work of all of our employees and look forward to continuing to work with them closely as we embark on another chapter in our Company's distinguished history.

I would also like to thank our shareholders and customers for their continued support. We look forward to sharing many more years of success together.

Peter C. Georgiopoulos
Chairman, Chief Executive Officer and President
General Maritime Corporation

Letters from the Executive Team



"In addition to significantly improving our fleet profile, we drew upon the expertise of our chartering department to increase the number of vessels on time charters to 68% as of March of 2007. Our chartering department's hard work and solid relationships with world class customers has resulted in the Company developing a significant secured revenue stream both in 2007 and through 2009."

John P. Tavlarios

"With the goal of ensuring that the Company maintains its significant financial flexibility, we worked with our bank syndicate to expand and amend our credit facility to $900 million during 2006. This expanded credit facility, which was finalized on February 20, 2007, positions us to have $400 million in availability following the distribution of the $15 per share special dividend."

Jeffrey D. Pribor

"The administrative and financial platform that we have put in place since the inception of our business close to 10 years ago continues to differentiate the Company and remains directly linked to our ability to enter into transactions for the benefit of shareholders. During 2006, we continued to post strong results in this important area."

John C. Georgiopoulos

Letter from the President

Since the inception of our business in 1997, the Company has built a strong reputation for utilizing quality assets to provide leading international charterers with service that meets the highest standards. I am pleased to report that during 2006, we made significant progress in further advancing this critical objective, which has been a core principle of General Maritime since the founding of our business close to ten years ago.

A main driver of our progress in solidifying our operational excellence was the successful completion of the sale of non-core assets that enabled the Company to transform itself into an operator of a fully double-hull fleet with an age profile significantly below the industry average. During a time when we materially improved our fleet profile through the sale of non-core assets, I am also pleased to note that we entered a new stage of growth for the Company by commencing the delivery of our Suezmax newbuildings in 2006. As of January 2007, General Maritime has taken delivery of two of its four Suezmax newbuildings and we look forward to taking delivery of the remaining two vessels in the third quarter of 2007 and first quarter of 2008.

In addition to significantly improving our fleet profile, we drew upon the expertise of our chartering department to increase the percentage of vessels on time charters to 68% as of March 2007. Our chartering department's hard work and solid relationships with world class customers has resulted in the Company developing a significant contracted revenue stream both for 2007 and through 2009. Our total contracted revenue of $163.9 million for 2007 and $410.4 million into 2009 underscores this point.

I would like to acknowledge the hard work of everyone at General Maritime Management LLC who contributed to our strong operational results during the year and over the Company's history. Going forward, we remain committed to providing customers with service that exceeds their expectations while managing the Company with a focus on both quality and costs.

John P. Tavlarios
President and Chief Executive Officer
General Maritime Management LLC





Letter from the CFO

Maintaining a sound capital structure and financial infrastructure has been one of General Maritime's driving principles since its inception almost 10 years ago and continues to differentiate the Company in terms of creating significant value for shareholders. 2006 was another year in which we remained true to this approach.

Following the completion of the monetization of non-core assets during 2006, which produced net proceeds of $688 million and a gain of $138.1 million, General Maritime worked diligently to pay down its debt, resulting in the Company becoming virtually debt free. With $1 billion in liquidity, we evaluated multiple options to best redeploy our capital, and I am pleased that we did so while distributing sizeable quarterly dividends and repurchasing a substantial number of shares during the year.

Following a comprehensive evaluation process, our Board of Directors decided in February of 2007 to distribute a one-time special dividend of $15 per share, which complements our success at distributing $3.42 per share in dividends and repurchasing 6.8 million shares of our stock during 2006. Making this milestone even more significant is that we were able to unlock such substantial value for shareholders in an environment where asset prices remained high without having to abandon our strict return criteria. Including the $15 per share special dividend, we are particularly proud that General Maritime has distributed $1 billion of value to shareholders since May 2005.

With the goal of ensuring that the Company maintains its significant financial flexibility, we worked with our bank syndicate to expand and amend our credit facility to $900 million during 2006. This expanded credit facility, which was finalized on February 20, 2007, positions us to have $400 million in availability following the distribution of the $15 special dividend. This allows us to continue to focus on drawing upon our strong balance sheet to explore future growth opportunities. In addition, our Board established a fixed dividend target of $0.50 per share quarterly or $2.00 per share annually, which is supported by our significantly increased time charter coverage. In addition, we intend to continue to seek opportunities to further implement our second $200 million share repurchase program, subject to the limitations under our credit facility.

In conclusion, I would like to thank our finance team for their dedication and hard work, especially as it relates to continuing to comply with Section 404 of the Sarbanes-Oxley Act. In 2007, we completed our second certification process and I am pleased to once again report that we believe that we maintained effective financial controls over financial reporting as of December 31, 2006.

Jeffrey D. Pribor
Chief Financial Officer and Executive Vice President
General Maritime Corporation

Letter from the Executive Vice President

The administrative and financial platform that we have put in place since the inception of our business close to 10 years ago continues to differentiate the Company and remains directly linked to our ability to enter into transactions for the benefit of shareholders. During 2006, we continued to post strong results in this important area.

General Maritime commenced 2006 with a significant transaction. In January 2006, we repurchased 4,176,756 shares of common stock from Oaktree Capital in a private transaction at $37.00 per share for a total purchase price of $155.5 million. Consistent with our strategy of creating value for the Company, the price per share represented a discount to the market price at the time of the repurchase.

Building upon this success, we completed the tender offer for all of our 10% senior notes at a price of $115.112. This transaction was net present value positive as the premium paid was more than offset by the estimated savings of over $50 million in interest payments to the call date of March 2008. In addition to our estimated savings, we achieved an important objective by eliminating the restricted payments basket affecting dividend and share repurchases, effectively strengthening our position to best serve shareholders.

During 2006, General Maritime also made notable progress in optimizing its corporate structure by closing its technical management office in Greece. This decision enabled the Company to streamline its operations based on its current fleet size. With commercial and technical offices in New York and Lisbon, we believe that General Maritime's operations remain extremely scalable and capable of supporting future growth.

As we have in 2006 and since the founding of our business in 1997, we intend to create shareholder value by capitalizing on our significant financial strength. During 2007, we increased our liquidity by amending and increasing our credit facility to $900 million from $800 million, further enhancing our position to enter into future value-creating transactions. We expect to have approximately $400 million in availability following the distribution of our $15 special dividend. I would like to thank our entire staff for their hard work and dedication in achieving this important objective.

John C. Georgiopoulos
Executive Vice President, Chief Administrative Officer,
Treasurer and Secretary
General Maritime Corporation

WORLD CLASS


IRE INSTALLED
FEB. '00
TAIL INSTALLED
MAY 22 2003


"The realization of the Company's vision to create a world-class tanker company has been guided by the principle of utilizing quality assets and providing service that meets the highest industry standards. In 2006, General Maritime strengthened its position to meet this important operational objective by transforming itself into an owner and operator of a fully double-hull fleet."

10 YEARS OF CONTINUED STRENGTH

Our success is a reflection of the quality, integrity & excellence of our team.


1997


2001
GMR
NYSE
General Maritir


2003


2004


2007
GENMAR KARA G


GROWTH

Dedicated to Entering into Value-Creating Transactions

Whether the Company has acquired vessels, monetized non-core assets, repurchased stock or distributed sizeable dividends to shareholders, General Maritime has developed a distinguished reputation over the past decade for entering into value-creating transactions.





Whether the Company has acquired vessels, monetized non-core assets, repurchased stock or distributed sizeable dividends to shareholders, General Maritime has developed a distinguished reputation over the past decade for entering into value-creating transactions.

At inception in 1997, General Maritime recognized a dynamic market opportunity and identified industry consolidation as a strategy for future growth. Focused on exploiting this opportunity, General Maritime acquired over 50 vessels between 1997 and 2007, creating a Company with significant earnings power and building a solid foundation for future value creation. As the Company did when it acquired vessels, it identified an opportunity to monetize non-core assets, resulting in proceeds of $688 million and a gain of $138.1 million.

During 2006, General Maritime continued to enter into transactions aimed at best serving its shareholders. To this end, the Company distributed sizable dividends and repurchased a significant number of shares. In terms of quarterly dividends, General Maritime declared dividends totaling $3.42 per share in 2006 as a result of its solid operating performance. Complementing this success, the Company acted opportunistically in the repurchase of 6.8 million shares last year at an average price of $35.88 per share.

In 2007, the Company commenced the year by distributing a special one-time cash dividend of $15 per share and in doing so achieved another milestone for shareholders. The special dividend is the most recent example of General Maritime's focus on unlocking shareholder value. Through the combination of General Maritime's $15.00 per share special dividend, cumulative dividends of $8.28 per share declared to date and the repurchase of approximately 6.8 million shares under its stock buy-back programs, General Maritime has returned close to $1.0 billion to its shareholders since 2005.

RESULTS



Celebrating 10 Years of Operations

Since the inception of its business in 1997, General Maritime has developed a strong reputation with leading charterers and oil majors. As the Company begins to celebrate the 10th anniversary of the founding of its business in 2007, it remains committed to further solidifying its leading brand in the industry.







Since the inception of its business in 1997, General Maritime has developed a strong reputation with leading charterers and oil majors. As the Company begins to celebrate the 10th anniversary of the founding of its business in 2007, it remains committed to further solidifying its leading brand in the industry.

The realization of the Company's vision to create a world-class tanker company has been guided by the principle of utilizing quality assets and providing service that meets the highest industry standards. In 2006, General Maritime strengthened its position to meet this important operational objective by transforming itself into an owner and operator of a fully double-hull fleet.

The significant success that General Maritime achieved in enhancing its fleet profile is a direct result of the Company's modernization efforts since October 2005. By monetizing its non-core assets, which included the sale of 27 non-double-hull vessels, General Maritime further enhanced its future commercial prospects and solidified its leading industry reputation.

The Company's success during 2006 in taking delivery of the first of four Suezmax newbuildings, which marked a new period of growth for the Company, complemented its sale of non-core assets and contributed to General Maritime's enhancement of its commercial prospects. Following the 2006 delivery of the Genmar Harriet G., the first Suezmax tanker newbuilding in General Maritime's history, the Company took delivery of the Genmar Kara G. in January 2007. With the delivery of the remaining two double-hull newbuildings scheduled between the third quarter of 2007 and first quarter of 2008, the average age of General Maritime's fully double-hull fleet will be approximately 7.5 years, well below the current industry average.

General Maritime's renewed focus on modern quality tonnage has contributed to the Company's success in navigating through a dynamic regulatory environment and further enhancing its relationships with top-tier customers.


OPPORTUNITY

Focused on the Future

In pursuing growth, General Maritime intends to seek opportunities to continue to successfully consolidate the industry with accretive transactions that add enduring value to the Company and its shareholders. General Maritime is committed to advancing its proven approach and entering into transactions only when a set of stringent financial criteria are met.





As General Maritime successfully distributed sizable quarterly dividends, implemented its stock repurchase program, and declared a $15 per share special dividend, the Company has not sacrificed its financial strength for entering into value-creating transactions in the future. Since we expect to have approximately $400 million in liquidity, we believe the Company is well positioned to build on its history of consolidation success.

In pursuing growth, General Maritime intends to seek opportunities to continue to successfully consolidate the industry with accretive transactions that add enduring value to the Company and its shareholders. General Maritime is committed to advancing its proven approach and entering into transactions only when a set of stringent financial criteria are met.

With an additional $155 million remaining under its second $200 million share repurchase program, General Maritime intends to remain opportunistic in the purchase of shares when it believes the stock to be undervalued, subject to the limitations under its credit facility. The Company's share buy-back program, which was initiated in October 2005, has resulted in the company repurchasing 17% of outstanding shares to date.

Complementing its focus on seeking growth and looking for opportunities to opportunistically repurchase shares, the Company targets providing shareholders with a sizeable and consistent dividend of $2.00 per share annually. We believe such dividends will be supported by the Company's significant success with markedly increasing its time charter coverage and enhancing its stream of contracted revenue. Through our efforts in 2006 and into 2007, we have provided for $130.2 million of contracted revenues in 2007 and $113 million of annual contracted revenues through 2009.

Fleet List



Aframax Class Tankers

Vessel	Hull Type	Year Built
Genmar Strength	DH	2003
Genmar Defiance	DH	2002
Genmar Ajax	DH	1996
Genmar Minotaur	DH	1995
Genmar Agamemnon	DH	1995
Genmar Revenge	DH	1994
Genmar Constantine	DH	1992
Genmar Alexandra	DH	1992
Genmar Progress	DH	1991
Genmar Princess	DH	1991
Genmar Champion	DH	1992
Genmar Star	DH	1992
Genmar Pericles	DH	1992
Genmar Spirit	DH	1992
Genmar Trust	DH	1992
Genmar Hector	DH	1992
Genmar Endurance	DH	1991
Genmar Challenger	DH	1991
Genmar Trader	DH	1991

Suezmax Class Tankers

Vessel	Hull Type	Year Built
Genmar Kara G	DH	2007
Genmar Harriet G	DH	2006
Genmar Orion	DH	2002
Genmar Spyridon	DH	2000
Genmar Argus	DH	2000
Genmar Hope	DH	1999
Genmar Phoenix	DH	1999
Genmar Horn	DH	1999
Genmar Gulf	DH	1991
Newbuild	DH	2008
Newbuild	DH	2007

Financial Table of Contents

Selected Consolidated Financial and Other Data	18
Management's Discussion and Analysis of Financial Condition and Results of Operations	20
Quantitative and Qualitative Disclosure of Market Risk	38
Consolidated Balance Sheets	39
Consolidated Statements of Operations	40
Consolidated Statements of Shareholders' Equity and Comprehensive Income	41
Consolidated Statements of Cash Flows	42
Notes to Consolidated Financial Statements	43
Management Report on Internal Control Over Financial Reporting	60
Report of Independent Registered Public Accounting Firm	61
Report of Independent Registered Public Accounting Firm	62
Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	63
Corporate Information	IBC

Selected Consolidated Financial and Other Data

Set forth below are selected historical consolidated and other data of General Maritime Corporation at the dates and for the fiscal years shown.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Income Statement Data					
(dollars in thousands, except per share data)					
Voyage revenues	$ 325,984	$ 567,901	$ 701,291	$ 454,456	$226,357
Voyage expenses	80,400	137,203	117,955	117,810	80,790
Direct vessel operating expenses	47,472	86,681	96,818	91,981	55,241
Other expense	2,430	—	—	—	—
General and administrative expenses	44,787	43,989	31,420	22,866	12,026
Gain on sale of vessels	(46,022)	(91,235)	(6,570)	(1,490)	(266)
Impairment charge	—	—	—	18,803	13,366
Depreciation and amortization	42,395	97,320	100,806	84,925	60,431
Operating income	154,522	293,943	360,862	119,561	4,769
Net interest (income) expense	(1,455)	28,918	37,852	35,043	14,511
Other (income) expense	(854)	52,668	7,901	—	—
Net income (loss)	$ 156,831	$ 212,357	$ 315,109	$ 84,518	$ (9,742)
Earnings (loss) per common share:					
Basic	$ 4.98	$ 5.71	$ 8.51	$ 2.29	$ (0.26)
Diluted	$ 4.87	$ 5.61	$ 8.33	$ 2.26	$ (0.26)
Dividends declared per common share	$ 4.80	$ 2.86	$ —	$ —	$ —
Weighted average basic shares outstanding, thousands:					
Basic	31,472	37,164	37,049	36,967	36,981
Diluted	32,217	37,874	37,814	37,356	36,981
Balance Sheet Data, at end of period					
(dollars in thousands)					
Cash	$ 107,460	$ 96,976	$ 46,921	$ 38,905	$ 2,681
Current assets, including cash	137,865	471,324	152,145	102,473	43,841
Total assets	843,690	1,149,126	1,427,261	1,263,578	782,277
Current liabilities, including current portion of long-term debt	27,147	32,906	84,120	89,771	77,519
Current portion of long-term debt	—	—	40,000	59,553	62,003
Total long-term debt, including current portion	50,000	135,020	486,597	655,670	280,011
Shareholders' equity	763,913	976,125	890,426	568,880	481,636
Other Financial Data					
(dollars in thousands)					
Net cash provided by operating activities	$ 189,717	$ 249,614	$ 363,238	$ 178,112	$ 43,637
Net cash provided (used) by investing activities	285,264	318,169	(168,477)	(502,919)	2,034
Net cash (used) provided by financing activities	(464,497)	(517,728)	(186,745)	361,031	(60,176)
Capital expenditures					
Vessel sales (purchases), gross including deposits	290,299	324,087	(165,796)	(501,242)	2,251
Drydocking or capitalized survey or improvement costs	(11,929)	(38,039)	(17,050)	(14,137)	(13,546)
Weighted average long-term debt, including current portion	93,085	410,794	650,196	601,086	313,537

(continued)

Selected Consolidated Financial and Other Data *(continued)*

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Other Data					
(dollars in thousands)					
EBITDA[1]	$ 197,771	$ 338,595	$ 453,767	$ 204,486	$ 65,200
Fleet Data					
Total number of vessels at end of period	18.0	30.0	43.0	43.0	28.0
Average number of vessels[2]	20.6	41.9	44.0	40.6	28.9
Total voyage days for fleet[3]	7,121	14,073	15,482	14,267	10,010
Total time charter days for fleet	2,300	3,983	4,371	2,804	1,490
Total spot market days for fleet	4,821	10,090	11,111	11,463	8,520
Total calendar days for fleet[4]	7,534	15,311	16,123	14,818	10,536
Fleet utilization[5]	94.5%	91.9%	96.0%	96.3%	95.0%
Average Daily Results					
Time charter equivalent[6]	$ 34,487	$ 30,605	$ 37,676	$ 23,596	$ 14,542
Direct vessel operating expenses[7]	6,301	5,661	6,005	6,207	5,243
General and administrative expenses[8]	5,945	2,873	1,949	1,543	1,136
Total vessel operating expenses[9]	12,246	8,534	7,954	7,750	6,379
EBITDA	26,250	22,114	28,144	13,800	7,437
EBITDA Reconciliation					
(dollars in thousands)					
Net Income	$ 156,831	$ 212,357	$ 315,109	$ 84,518	$ (9,742)
+ Net interest expense	(1,455)	28,918	37,852	35,043	14,511
+ Depreciation and amortization	42,395	97,320	100,806	84,925	60,431
EBITDA	$ 197,771	$ 338,595	$ 453,767	$ 204,486	$ 65,200

(1) EBITDA represents net income plus net interest expense and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Management of the Company uses EBITDA as a performance measure in consolidating quarterly internal financial statements and is presented for review at our board meetings. The Company believes that EBITDA is useful to investors as the shipping industry is capital intensive which often brings significant cost of financing. EBITDA is not an item recognized by accounting principles generally accepted in the United States of America (GAAP), and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by GAAP. The definition of EBITDA used here may not be comparable to that used by other companies.

(2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during the period divided by the number of calendar days in that period.

(3) Voyage days for fleet are the total days our vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(5) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by calendar days for the relevant period.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

(7) Daily Direct vessel operating expenses, or DVOE, is calculated by dividing DVOE, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs, by calendar days for the relevant time period.

(8) Daily General and administrative expense is calculated by dividing general and administrative expenses by calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. Daily TVOE is the sum of daily Direct vessel operating expenses, or DVOE, and daily General and administrative expenses.

General

The following is a discussion of our financial condition at December 31, 2006 and 2005 and our results of operations comparing the years ended December 31, 2006 and 2005 and the years ended December 31, 2005 and 2004. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years mentioned above.

We are a leading provider of international seaborne crude oil transportation services with a large mid-sized vessel fleet. As of December 31, 2006 our fleet consisted of 18 vessels (10 Aframax and eight Suezmax vessels) with a total cargo carrying capacity of 2.4 million deadweight tons. In addition, we have three Suezmax vessels, one of which was delivered in January 2007, and two of which are newbuildings scheduled to be delivered during 2007 and early 2008 comprising an additional 0.4 million deadweight tons in the aggregate.

Spot and Time Charter Deployment

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs.

Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in tanker rates although we are exposed to the risk of declining tanker rates. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria.

Net Voyage Revenues as Performance Measure

For discussion and analysis purposes only, we evaluate performance using net voyage revenues. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter. We believe that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

Our voyage revenues are recognized ratably over the duration of the voyages and the lives of the charters, while direct vessel expenses are recognized when incurred. We recognize the revenues of time charters that contain rate escalation schedules at the average rate during the life of the contract. We calculate time charter equivalent, or TCE, rates by dividing net voyage revenue by voyage days for the relevant time period. We also generate demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each vessel for the period.

Results of Operations

Margin analysis for the indicated items as a percentage of net voyage revenues for the years ended December 31, 2006, 2005 and 2004 are set forth in the table below.

Income Statement Margin Analysis

(% of Net Voyage Revenues)

	Year Ended December 31, 2006	2005	2004
Income Statement Data			
Net voyage revenues[1]	100.0%	100.0%	100.0%
Direct vessel expenses	19.3%	20.1%	16.6%
Other expense	1.0%	0.0%	0.0%
General and administrative expenses	18.2%	10.2%	5.4%
Depreciation and amortization	17.3%	22.6%	17.3%
Gain on sale of vessels	-18.7%	-21.2%	-1.2%
Operating income	62.9%	68.3%	61.9%
Net interest expense	-0.6%	6.7%	6.5%
Other (income) expense	-0.4%	12.2%	1.4%
Net income	63.9%	49.4%	54.0%

(1) Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter.

	Year Ended December 31, 2006	2005	2004
Income Statement Data *(dollars in thousands, except share data)*			
Voyage revenues	$325,984	$ 567,901	$ 701,291
Voyage expenses	(80,400)	(137,203)	(117,955)
Net voyage revenues	$245,584	$ 430,698	$ 583,336

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Voyage Revenues. Voyage revenues decreased by $241.9 million, or 42.6%, to $326.0 million for the year ended December 31, 2006 compared to $567.9 million for the prior year. This decrease is primarily due to a 49.4% decrease in the number of vessel operating days to 7,121 days in 2006 from 14,073 days in the prior year, which is primarily attributable to a decrease in the size of our fleet. The average size of our fleet decreased to 20.6 (12.7 Aframax, 7.9 Suezmax) vessels during the year ended December 31, 2006 compared to 41.9 vessels (25.5 Aframax, 16.4 Suezmax) during the prior year. This decrease is partially offset by stronger spot and time charter rates during 2006 as compared to the prior year. This overall decrease is consistent with our strategy to selectively sell older vessels when and if appropriate opportunities are identified in order to adjust our fleet characteristics and profile to suit customer preferences and to monetize investments in vessels to generate capital for potential future growth. However, there can be no assurance that we will grow our fleet in 2007. Voyage revenues are expected to decrease during 2007 due to our smaller fleet size as well as the higher number of time charter days we expect to have in 2007 as compared to 2006. Spot charters typically result in higher voyage revenues because the charter rates must be sufficient to recover voyage expenses that the charterer pays for under a time charter.

Voyage Expenses. Voyage expenses decreased $56.8 million, or 41.4%, to $80.4 million for the year ended December 31, 2006 compared to $137.2 million for the prior year. Substantially all of our voyage expenses relate to spot charter voyages, under which the vessel owner is responsible for voyage expenses such as fuel and port costs. This decrease in voyage expenses is primarily due to a decrease in the number of days our vessels operated under spot charters. During the year ended December 31, 2006, the number of days our vessels operated under spot charters decreased by 5,269, or 52.2%, to 4,821 days (2,467 days Aframax, 2,354 days Suezmax) from 10,090 days (4,529 days Aframax, 5,561 days Suezmax) during the prior year. This decrease was partially offset by fuel costs which were 38% higher per spot vessel day during the year ended December 31, 2006 compared to the prior year period. Fuel cost decreased by $30.6 million, or 34.2%, to $58.9 million during the year ended December 31, 2006 compared to $89.5 million during the prior year. Port costs, which can vary depending on the geographic regions in which the vessels operate and their trading patterns, decreased by $25.9 million, or 56.2%, to $20.2 million during the year ended December 31, 2006 compared to $46.2 million during the prior year. Included in these port costs are Suez Canal transit costs of approximately $0.8 million during the year ended December 31, 2006 compared to $7.8 million during the prior year. Voyage expenses are expected to decrease during 2007 due to our smaller fleet size as well as the higher number of time charter days we expect to have in 2007 as compared to 2006.

Net Voyage Revenues. Net voyage revenues, which are voyage revenues minus voyage expenses, decreased by $185.1 million, or 43.0%, to $245.6 million for the year ended December 31, 2006 compared to $430.7 million for the prior year. Of this total decrease, approximately $213 million is attributable to the decrease in the average size of our fleet which decreased 50.8% to 20.6 vessels (12.7 Aframax, 7.9 Suezmax) for the year ended December 31, 2006 compared to 41.9 vessels (25.5 Aframax, 16.4 Suezmax) for the prior year. This decrease is partially offset by approximately $28 million of additional net voyage revenue associated with stronger daily rates for time charters and spot charters for Suezmax and Aframax vessels during the year ended December 31, 2006 compared to the prior year. Our average TCE rates increased 12.7% to $34,487 during the year ended December 31, 2006 compared to $30,605 during the year ended December 31, 2005.

The following is additional data pertaining to net voyage revenues:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Increase (Decrease)	% Change
Net voyage revenue (in thousands):				
Time charter:				
Aframax	$ 46,327	$ 83,658	$ (37,331)	-44.6%
Suezmax	13,929	1,469	12,460	848.2%
Total	60,256	85,127	(24,871)	-29.2%
Spot charter:				
Aframax	78,791	125,146	(46,355)	-37.0%
Suezmax	106,537	220,425	(113,888)	-51.7%
Total	185,328	345,571	(160,243)	-46.4%
Total net voyage revenue	$245,584	$ 430,698	$ (185,114)	-43.0%
Vessel operating days:				
Time charter:				
Aframax	1,935	3,936	(2,001)	-50.8%
Suezmax	365	47	318	676.6%
Total	2,300	3,983	(1,683)	-42.3%
Spot charter:				
Aframax	2,467	4,529	(2,062)	-45.5%
Suezmax	2,354	5,561	(3,207)	-57.7%
Total	4,821	10,090	(5,269)	-52.2%
Total vessel operating days	7,121	14,073	(6,952)	-49.4%
Average number of vessels	20.6	41.9	(21.3)	-50.8%
Time Charter Equivalent (TCE):				
Time charter:				
Aframax	$ 23,941	$ 21,255	$ 2,686	12.6%
Suezmax	$ 38,163	$ 31,260	$ 6,903	22.1%
Combined	$ 26,198	$ 21,373	$ 4,825	22.6%
Spot charter:				
Aframax	$ 31,938	$ 27,632	$ 4,306	15.6%
Suezmax	$ 45,258	$ 39,638	$ 5,620	14.2%
Combined	$ 38,442	$ 34,249	$ 4,193	12.2%
Total TCE	$ 34,487	$ 30,605	$ 3,882	12.7%

As of December 31, 2006, ten of our vessels are on time charters expiring between August 2007 and December 2009.

Direct Vessel Expenses. Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs decreased by $39.2 million, or 45.2%, to $47.5 million for the year ended December 31, 2006 compared to $86.7 million for the prior year. This decrease is primarily due to a 50.8% decrease in the size of our fleet during the year ended December 31, 2006 as compared to the prior year. This decrease is partially offset by higher daily direct vessel expenses per vessel which increased by $640, or 11.3%, to $6,301 ($6,048 Aframax, $6,710 Suezmax) for the year ended December 31, 2006 compared to $5,661 ($5,493 Aframax, $5,922 Suezmax) for the prior year. This increase in daily direct vessel expenses is primarily attributed to higher crew costs associated with enhanced crew training, changes in crew complements and repatriating crews of vessels that we sold during 2006; higher costs of lubricating oils and higher insurance costs.

We anticipate that direct vessel expenses will remain flat during 2007 as compared to 2006 due to the slight decrease in the average size of our fleet during 2007 as compared to 2006 and higher expected daily direct vessel expenses. We expect daily direct vessel operating expenses to increase during 2007 due to higher crew, lubricating oils and insurance costs.

Other Expense. Other expense for the year ended December 31, 2006 is comprised of a $2.4 million settlement of a claim by a subsidiary of the ExxonMobil Corporation arising from the February 4, 2005 collision of the *Genmar Kestrel.*

General and Administrative Expenses. General and administrative expenses increased by $0.8 million, or 1.8%, to $44.8 million for the year ended December 31, 2006 compared to $44.0 million for the prior year. The primary components of this increase for the year ended December 31, 2006 compared to the prior year are:

(a) a $4.0 million increase in compensation to our U.S.-based personnel, principally consisting of a $3.2 million non-cash increase in restricted stock amortization, which included higher amortization in 2006 as compared to 2005 of restricted stock grants made in April 2005, December 2005, May 2006, October 2006 and December 2006; and a $0.7 million increase in salaries and bonuses during 2006 as compared to 2005.

(b) a $0.7 million increase in 2006 as compared to 2005 relating to operating our foreign subsidiary in Portugal, which increase is primarily attributable to greater headcount in 2006 associated with the transfer to Portugal of the technical management of vessels that our office in Greece had handled through May 2006;

(c) a $2.0 million decrease in 2006 as compared to 2005 relating to our decision to close our foreign subsidiary in Greece, which ceased technical management of vessels in May 2006 and is currently being wound down.

(d) a $1.0 million decrease in 2006 as compared to 2005 relating to professional fees incurred during 2005 such as strategic advisory services associated with an unsolicited acquisition proposal and senior executive employment agreements that did not recur in 2006 as well as lower costs in 2006 as compared to 2005 relating to Sarbanes-Oxley 404 compliance; and

(e) a $0.8 million decrease in 2006 as compared to 2005 relating to our lease of an aircraft.

General and administrative expenses as a percentage of net voyage revenues increased to 18.2% for the year ended December 31, 2006 from 10.2% for the prior year. Daily general and administrative expenses per vessel increased $3,072, or 107%, to $5,945 for the year ended December 31, 2006 compared to $2,873 for the prior year.

We anticipate that general and administrative expenses during 2007 will decrease, principally attributable to $3.0 million of expenses associated with 2006 costs incurred relating to our office in Greece which will not recur in 2007.

Depreciation and Amortization. Depreciation and amortization, which include depreciation of vessels as well as amortization of drydocking, special survey and loan fees, decreased by $54.9 million, or 56.4%, to $42.4 million for the year ended December 31, 2006 compared to $97.3 million for the prior year. This decrease is primarily due to the 50.8% reduction in the size of our fleet during 2006, which decreased vessel depreciation by $41.7 million, or 55.2%, to $33.9 million during the year ended December 31, 2006 compared to $75.6 million during the prior year.

Amortization of drydocking decreased by $11.9 million, or 66.1%, to $6.1 million for the year ended December 31, 2006 compared to $18.0 million for the prior year. This decrease is primarily attributable to the 50.8% reduction in the size of our fleet during 2006.

Gain on Sale of Vessels. During 2005, we agreed to sell 17 vessels comprised of: (a) our four single-hull Suezmax vessels, (b) our six double-sided Suezmax vessels, (c) our one single-hull Aframax vessel and (d) our six double-sided Aframax vessels in order to transform our fleet to exclusively double-hull vessels. Through December 31, 2005, 13 of these vessels were delivered to their new owners for aggregate net proceeds of $334.7 million, for a net gain on sale of vessels of $91.2 million.

During 2006, we sold the four remaining vessels described above as well as our nine Aframax OBO vessels, which we decided to sell to reduce the average age of our fleet. These 13 vessels were delivered to their new owners for aggregate net proceeds of $340.9 million, for a net gain on sale of vessels of $46.0 million.

Interest Income. Interest income increased by $2.1 million, or 61.4%, to $5.6 million during the year ended December 31, 2006 compared to $3.5 million during the prior year. This increase is the result of higher average cash balances and higher interest rates on deposits earned during 2006 compared to 2005.

Interest Expense. Interest expense decreased by $28.2 million, or 87.0%, to $4.2 million for the year ended December 31, 2006 compared to $32.4 million for the prior year. $24.7 million of this decrease resulted from a decrease in interest expense relating to our Senior Notes, substantially all of which we retired in December 2005. An additional $3.1 million decrease pertains to lower interest expense on our revolving credit facilities due to lower average borrowing levels during 2006 as compared to 2005, partially offset by higher floating borrowing rates during 2006 compared to 2005. During the year ended December 31, 2006, our weighted average indebtedness on our credit facilities decreased by 48.6% to $93.1 million from $181.0 million during the prior year. Because we intend to fund substantially the entire amount of our $15.00 per share dividend with new borrowings under our 2005 Credit Facility, we expect that interest expense will increase significantly during 2007.

Other Income (Expense). During 2005, Other income (expense) consisted primarily of a $45.8 million loss relating to our repurchase of $250.0 million of our Senior Notes, which includes a $5.7 million write-off of deferred financing costs. Also, in October 2005, we entered into an $800 million credit facility, refinancing our $825 million credit facility, at which time we wrote off as a non-cash charge $5.0 million associated with the unamortized deferred financing costs associated with the $825 million credit facility.

Net Income. Net income was $156.8 million for the year ended December 31, 2006 compared to net income of $212.4 million for the prior year.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Voyage Revenues. Voyage revenues decreased by $133.4 million, or 19.0%, to $567.9 million for the year ended December 31, 2005 compared to $701.3 million for the prior year. This decrease is due to the lower spot market for Suezmax and Aframax vessels during the year ended December 31, 2005 compared to the prior year. Also contributing to this decrease is a 9.1% decrease in the number of vessel operating days during 2005 to 14,073 days in 2005 from 15,842 days in the prior year period, attributable to a decrease in the size of our fleet and a heavier drydocking schedule as compared to the prior year. The average size of our fleet decreased to 41.9 (25.5 Aframax, 16.4 Suezmax) vessels during the year ended December 31, 2005 compared to 44.0 vessels (25.0 Aframax, 19.0 Suezmax) during the prior year. This decrease is consistent with our strategy to selectively sell older vessels when and if appropriate opportunities are identified in order to adjust our fleet characteristics and profile to suit customer preferences and to monetize investments in vessels to generate capital for potential future growth.

Voyage Expenses. Voyage expenses increased $19.2 million, or 16.3%, to $137.2 million for the year ended December 31, 2005 compared to $118.0 million for the prior year. Substantially all of our voyage expenses relate to spot charter voyages, under which the vessel owner is responsible for voyage expenses such as fuel and port costs. $11.9 million of this increase is attributable to higher fuel costs during the year ended December 31, 2005 compared to the prior year period. In addition, during the year ended December 31, 2005, we incurred $6.6 million more costs than in the prior year relating to transit through the Suez Canal. This increase in voyage expenses occurred in spite of a decrease in the number of days our vessels operated under spot charters. During the year ended December 31, 2005, the number of days our vessels operated under spot charters decreased by 1,021, or 9.2%, to 10,090 days (4,529 days Aframax, 5,561 days Suezmax) from 11,111 days (4,738 days Aframax, 6,373 days Suezmax) during the prior year.

Net Voyage Revenues. Net voyage revenues, which are voyage revenues minus voyage expenses, decreased by $152.6 million, or 26.2%, to $430.7 million for the year ended December 31, 2005 compared to $583.3 million for the prior year. Approximately $105 million of this decrease is due to the weaker spot market for Suezmax and Aframax vessels during the year ended December 31, 2005 compared to the prior year as well as a 4.7% decrease in the average size of our fleet. Our average TCE rates declined 18.8% to $30,605 during the year ended December 31, 2005 compared to $37,676 during the year ended December 31, 2004. The average size of our fleet decreased 4.7% to 41.9 vessels (25.5 Aframax, 16.4 Suezmax) for the year ended December 31, 2005 compared to 44.0 vessels (25.0 Aframax, 19.0 Suezmax) for the prior year.

The following is additional data pertaining to net voyage revenues:

	Year Ended December 31, 2005	2004	Increase (Decrease)	% Change
Net voyage revenue (in thousands):				
Time charter:				
Aframax	$ 83,658	$ 82,894	$ 764	0.9%
Suezmax	1,469	3,902	(2,433)	-62.4%
Total	85,127	86,796	(1,669)	-1.9%
Spot charter:				
Aframax	125,146	175,791	(50,645)	-28.8%
Suezmax	220,425	320,749	(100,324)	-31.3%
Total	345,571	496,540	(150,969)	-30.4%
Total net voyage revenue	$430,698	$583,336	$(152,638)	-26.2%
Vessel operating days:				
Time charter:				
Aframax	3,936	4,182	(246)	-5.9%
Suezmax	47	189	(142)	-75.1%
Total	3,983	4,371	(388)	-8.9%
Spot charter:				
Aframax	4,529	4,738	(209)	-4.4%
Suezmax	5,561	6,373	(812)	-12.7%
Total	10,090	11,111	(1,021)	-9.2%
Total vessel operating days	14,073	15,482	(1,409)	-9.1%
Average number of vessels	41.9	44.0	(2.1)	-4.7%
Time Charter Equivalent (TCE):				
Time charter:				
Aframax	$ 21,255	$ 19,822	$ 1,433	7.2%
Suezmax	$ 31,260	$ 20,646	$ 10,614	51.4%
Combined	$ 21,373	$ 19,857	$ 1,516	7.6%
Spot charter:				
Aframax	$ 27,632	$ 37,099	$ (9,467)	-25.5%
Suezmax	$ 39,638	$ 50,331	$ (10,693)	-21.2%
Combined	$ 34,249	$ 44,689	$ (10,440)	-23.4%
Total TCE	$ 30,605	$ 37,676	$ (7,071)	-18.8%

As of December 31, 2005, 11 of our vessels (including our nine OBO Aframax vessels which were sold in 2006) were on time charters that expired between March 2006 and July 2006.

Direct Vessel Expenses. Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs decreased by $10.1 million, or 10.5%, to $86.7 million for the year ended December 31, 2005 compared to $96.8 million for the prior year. This decrease is due to a decrease in crewing costs associated with lower crew travel costs during the year ended December 31, 2005 compared to the prior year as well as a 4.7% decrease in the size of our fleet. On a daily basis, direct vessel expenses per vessel decreased by $344, or 5.7%, to $5,661 ($5,493 Aframax, $5,922 Suezmax) for the year ended December 31, 2005 compared to $6,005 ($5,676 Aframax, $6,438 Suezmax) for the prior year, primarily as the result of a decrease in crewing costs.

General and Administrative Expenses. General and administrative expenses increased by $12.6 million, or 40.0%, to $44.0 million for the year ended December 31, 2005 compared to $31.4 million for the prior year. The primary components of this increase for the year ended December 31, 2005 compared to the prior year are:

(a) a $6.7 million increase in restricted stock amortization, salaries and bonus accruals for our U.S.-based personnel, which included amortization of restricted stock grants made in February, April, May and December 2005;

(b) a $1.9 million increase in professional fees attributable to consultation, legal and accounting costs associated with strategic advisory services associated with an unsolicited acquisition proposal, senior executive employment agreements and Sarbanes-Oxley 404 compliance;

(c) a $1.6 million increase in the costs of operating our foreign subsidiaries in Greece and the United Kingdom, which reflects increases in number of personnel;

(d) a $1.6 million increase in lease payments and expenses associated with our lease of an aircraft which the Company entered into during February 2004; and

(e) a $0.5 million increase in occupancy costs attributable to rent paid on both our former New York City office which we occupied until April 2005 and our new corporate headquarters for which our lease began in December 2004.

General and administrative expenses as a percentage of net voyage revenues increased to 10.2% for the year ended December 31, 2005 from 5.4% for the prior year. Daily general and administrative expenses per vessel increased $924, or 47.4%, to $2,873 for the year ended December 31, 2005 compared to $1,949 for the prior year.

Depreciation and Amortization. Depreciation and amortization, which include depreciation of vessels as well as amortization of drydocking, special survey and loan fees, decreased by $3.5 million, or 3.5%, to $97.3 million for the year ended December 31, 2005 compared to $100.8 million for the prior year. This decrease is primarily due to the reduction in the size of our fleet during 2005, which decreased vessel depreciation by $9.4 million, or 11.1%, to $75.6 million during the year ended December 31, 2005 compared to $85.0 million during the prior year, partially offset by increases in drydock amortization.

Amortization of drydocking increased by $6.2 million, or 52.4%, to $18.0 million for the year ended December 31, 2005 compared to $11.8 million for the prior year. This increase includes amortization associated with $38.0 million of capitalized expenditures relating to our vessels for the year ended December 31, 2005 as well as a full year of amortization associated with $17.1 million of capitalized drydocking for the prior year.

Gain on Sale of Vessels. During 2005, we agreed to sell our four single-hull Suezmax vessels, our six double-sided Suezmax vessels, our one single-hull Aframax vessel and our six double-sided Aframax vessels in order to transform our fleet to exclusively double-hull vessels. Through December 31, 2005, 13 of these vessels were delivered to their new owners for aggregate net proceeds of $334.7 million, for a net gain on sale of vessels of $91.2 million.

During July 2004, we agreed to sell four of our single-hull Suezmax vessels in order to reduce the number of single-hull vessels in the Company's fleet. These vessels were sold during August and October 2004 for aggregate net proceeds of approximately $84.2 million, resulting in a gain on sale of vessels of $6.6 million.

In addition, as of December 31, 2005, we reclassified our nine Aframax OBO vessels from Vessels to Vessels held for sale. We decided to sell these vessels to reduce the average age of our fleet.

Net Interest Expense. Net interest expense decreased by $8.9 million, or 23.6%, to $28.9 million for the year ended December 31, 2005 compared to $37.8 million for the prior year. This decrease is primarily the result of a 36.8% decrease in our weighted average outstanding debt of $410.8 million for the year ended December 31, 2005 compared to $650.2 million for the year ended December 31, 2004. This decrease is primarily attributable to decreases in our floating rate debt which bears lower interest rates than our Senior Notes.

The effect of the retirement of substantially all of our Senior Notes as of December 31, 2005, did not have a significant effect on 2005 interest expense because this retirement occurred on December 30, 2005.

Other Income (Expense). During 2005, Other income (expense) consisted primarily of a $45.8 million loss relating to our repurchase of $250.0 million of our Senior Notes, which includes a $5.7 million write-off of deferred financing costs. Also, in October 2005, we entered into an $800 million credit facility, refinancing our $825 million credit facility, at which time we wrote off as a non-cash charge $5.0 million associated with the unamortized deferred financing costs associated with the $825 million credit facility.

On July 1, 2004, we entered into an $825 million credit facility, refinancing our First, Second and Third Credit Facilities.

Upon consummation of this refinancing, unamortized deferred financing costs associated with the First, Second and Third Credit Facilities aggregating $7.9 million was written off as a non-cash charge in July 2004.

Net Income. Net income was $212.4 million for the year ended December 31, 2005 compared to net income of $315.1 million for the prior year.

Effects of Inflation

The Company does not consider inflation to be a significant risk to the cost of doing business in the current or foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Liquidity and Capital Resources

Sources and Uses of Funds; Cash Management

Since our formation, our principal sources of funds have been equity financings, issuance of long-term debt securities, operating cash flows, long-term bank borrowings and opportunistic sales of our older vessels. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and repayments on outstanding loan facilities. Beginning in 2005, we also adopted policies to use funds to pay dividends and, from time to time, to repurchase our common stock. See below for descriptions of our Dividend Policy and our Share Repurchase Program.

Our practice has been to acquire vessels using a combination of funds received from equity investors, bank debt secured by mortgages on our vessels and shares of the common stock of our shipowning subsidiaries, and long-term debt securities. Because our payment of dividends is expected to decrease our available cash, while we expect to use our operating cash flows and borrowings to fund acquisitions, if any, on a short-term basis, we also intend to review debt and equity financing alternatives to fund such acquisitions. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms.

We expect to rely on operating cash flows as well as long-term borrowings and future equity offerings to implement our growth plan, dividend policy, and share repurchase. We believe that our current cash balance as well as operating cash flows and available borrowings under our credit facilities will be sufficient to meet our liquidity needs for the next year.

Our operation of ocean-going vessels carries an inherent risk of catastrophic marine disasters and property losses caused by adverse severe weather conditions, mechanical failures, human error, war, terrorism and other circumstances or events. In addition, the transportation of crude oil is subject to business interruptions due to political circumstances, hostilities among nations, labor strikes and boycotts. Our current insurance coverage includes (1) protection and indemnity insurance coverage for tort liability, which is provided by mutual protection and indemnity associations, (2) hull and machinery insurance for actual or constructive loss from collision, fire, grounding and engine breakdown, (3) war risk insurance for confiscation, seizure, capture, vandalism, sabotage and other war-related risks and (4) loss of hire insurance for loss of revenue for up to 90 days resulting from a vessel being off hire for all of our vessels.

Dividend Policy

On January 26, 2005 we announced that our board of directors initiated a cash dividend policy. Under the policy, we declared quarterly dividends to shareholders in April, July, October and February of each year based on our EBITDA after net interest expense and reserves, as established by the board of directors. These reserves took into account normal maintenance and drydocking of existing vessels as well as capital expenditures for vessel acquisitions to ensure the indefinite renewal of our fleet.

On June 13, 2005, we paid $68.4 million of dividends to our shareholders relating to the quarter ended March 31, 2005. On September 7, 2005, we paid $32.5 million of dividends to our shareholders relating to the quarter ended June 30, 2005. On December 13, 2005, we paid $9.5 million of dividends to our shareholders relating to the quarter ended September 30, 2005. On March 17, 2006, we paid $68.0 million of dividends to our shareholders relating to the quarter ended December 31, 2005. On June 5, 2006, we paid $47.7 million to our shareholders relating to the quarter ended March 31, 2006. On September 8, 2006 we paid $21.7 million to our shareholders relating to the quarter ended June 30, 2006. On December 14, 2006, we paid $23.0 million to our shareholders relating to the quarter ended September 30, 2006. On February 20, 2007, our board of directors announced that we will be paying a quarterly dividend of $0.62 per share on or about March 23, 2007 to the shareholders of record as of March 9, 2007. The aggregate amount of the dividend is expected to be $20.3 million, which we anticipate will be funded from cash on hand at the time payment is to be made.

On February 21, 2007, we announced that our board of directors declared a special, one-time cash dividend of $15.00 per share. The dividend will be paid on or about March 23, 2007 to shareholders of record as of March 9, 2007.

We intend to fund substantially the entire amount of the special dividend payment through new borrowings under our 2005 Credit Facility.

We also announced on February 21, 2007 that our board of directors changed our quarterly dividend policy by adopting a fixed target amount of $0.50 per share per quarter or $2.00 per share each year, starting with the first quarter of 2007. We intend to declare dividends in April, July, October and February of each year.

Any dividends paid will be subject to the terms and conditions of our 2005 Credit Facility and applicable provisions of Marshall Islands law.

Share Repurchase Program

In October 2005 and February 2006, the Company's Board of Directors approved repurchases by the Company of its common stock under a share repurchase program for up to an aggregate total of $400 million, of which $156.2 million is available as of December 31, 2006. The Board will periodically review the program. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to the terms of our 2005 Credit Facility, which are described in further detail below.

Through December 31, 2006, the Company has acquired 6,765,913 shares of its common stock for $243.8 million using borrowings under its credit facility and funds from operations. All of these shares have been retired.

Debt Financings

2005 Credit Facility

On October 26, 2005, we entered into an $800 million revolving credit facility (the "2005 Credit Facility") with a syndicate of commercial lenders. The 2005 Credit Facility has been used to refinance (the "2005 Refinancing") the existing term borrowings under our $825 million senior secured bank financing facility entered into on July 1, 2004 (the "2004 Credit Facility"). Pursuant to the 2005 Refinancing, we repaid $175 million outstanding under the term loan of our 2004 Credit Facility primarily by making an initial drawdown of $162.8 million and using $13.1 million of cash held in escrow.

Upon consummating the 2005 Refinancing, unamortized deferred financing costs associated with the 2004 Credit Facility aggregating $5.7 million were written off as a noncash charge in October 2005. This non-cash charge is classified as Other income (expense) on the statement of operations. In connection with the 2005 Refinancing, we incurred deferred financing costs of $4.6 million in October 2005.

The 2005 Credit Facility provides a four-year nonamortizing revolving loan with semiannual reductions of $44.5 million beginning October 26, 2009 and a bullet reduction of $533 million on October 26, 2012. Up to $50 million of the 2005 Credit Facility will be available for the issuance of standby letters of credit to support obligations of the Company and its subsidiaries that are reasonably acceptable to the issuing lenders under the facility. As of December 31, 2006, we have outstanding letters of credit aggregating $5.7 million which expire between March 2007 and December 2007, leaving $44.3 million available to be issued.

The 2005 Credit Facility permits us to pay out dividends under our current policy, repurchase shares of our common stock and repurchase our Senior Notes in accordance with its terms and conditions. This facility allows us to pay dividends or repurchase our common stock in an amount not exceeding the net proceeds from the sale of all non-collateralized vessels, including the 13 vessels we sold during November and December 2005 and the 13 vessels we sold during the year ended December 31, 2006. In addition, we are permitted to pay dividends with respect to any fiscal quarter up to an amount equal to EBITDA (as defined) for such fiscal quarter less fleet renewal reserves, which are established by the Company's Board of Directors, net interest expense and cash taxes, in the event taxes are paid, for such fiscal quarter. During the year ended December 31, 2006, we paid dividends of $160.4 million.

The 2005 Credit Facility carries an interest rate of LIBOR plus 75 basis points (or, depending on our long-term foreign issuer credit rating and leverage ratio, 100 basis points) on the outstanding portion and a commitment fee of 26.25 basis points on the unused portion. As of December 31, 2006, $50 million of the facility is outstanding. The facility is collateralized by 18 of our double-hull vessels and our three newbuilding Suezmax contracts, with carrying values as of December 31, 2006 of $592.7 million and $77.4 million, respectively, as well as the Company's equity interests in its subsidiaries that own these assets, insurance proceeds of the collateralized vessels, and certain deposit accounts related to the vessels. Each subsidiary of the Company with an ownership interest in these vessels or which has otherwise guaranteed our Senior Notes also provides an unconditional guaranty of amounts owed under the 2005 Credit Facility.

Our ability to borrow amounts under the 2005 Credit Facility is subject to satisfaction of certain customary conditions precedent, and compliance with terms and conditions included in the credit documents. These covenants include, customary restrictions on our ability to incur indebtedness or grant liens, pay dividends or make stock repurchases (except as otherwise permitted as described above), engage in businesses other than those engaged in on the effective date of the credit facility and similar or related businesses, enter into transactions with affiliates, amend its governing documents or documents related to its Senior Notes, and merge, consolidate, or dispose of assets. We are also required to comply with various ongoing financial covenants, including with respect to our leverage ratio, minimum cash balance, net worth, and collateral maintenance. If we do not comply with the various financial and other covenants and requirements of the 2005 Credit Facility, the lenders may, subject to various customary cure rights, require the immediate payment of all amounts outstanding under the facility.

On June 28, 2006, we entered into an agreement to amend the 2005 Credit Facility. The amendment revises the minimum consolidated net worth covenant applicable to the Company to provide that the Company will not permit its consolidated net worth to be less than $500 million. All other material terms of the 2005 Credit Facility remain unchanged.

On February 20, 2007, we entered into an additional agreement to amend our 2005 Credit Facility.

The 2005 Credit Facility, as amended, will increase the total commitment of the lenders by $100 million from $800 million to $900 million.

Additionally, we will be permitted to (1) pay quarterly cash dividends with respect to fiscal quarters on or after March 31, 2007, limited to $0.50 per share and (2) pay additional dividends, including stock buy-backs, in an aggregate amount not to exceed $50 million plus 50% of cumulative net excess cash flow after February 16, 2007. In addition, the amendment will permit us to declare a one-time special dividend of up to $15 per share (up to an aggregate amount not to exceed $500 million) at any time prior to December 31, 2007.

Under the 2005 Credit Facility, as amended, on and at any time after April 1, 2007, the leverage ratio covenant will be eliminated and the minimum cash balance covenant will be reduced such that we will not be permitted to reduce the sum of (A) our unrestricted cash and cash equivalents plus (B) the lesser of (1) the total available unutilized commitment and (2) $25 million, to be less than $50 million. Additionally, we have agreed to amend the minimum consolidated net worth covenant whereby we will not permit our consolidated net worth at any time prior to the business day preceding the payment of the one-time special dividend to be less than $500,000,000. In addition, we have agreed to a new covenant whereby we will not permit our net debt to EBITDA ratio to be greater than 5.5:1.00 on the last day of any fiscal quarter at any time from April 1, 2007.

Additionally, the lenders have agreed to the dissolution of certain subsidiary guarantors that no longer own any vessels or material assets. All other material terms of the 2005 Credit Facility remain unchanged.

As of December 31, 2006, we are in compliance with all of the covenants under the 2005 Credit Facility.

2004 Credit Facility—Refinanced by the 2005 Credit Facility

On July 1, 2004, we closed on an $825 million senior secured bank financing facility ("2004 Credit Facility") consisting of a term loan of $225 million and a revolving loan of $600 million. The term loan had a five-year maturity at a rate of LIBOR plus 1.0% and was to amortize on a quarterly basis with 19 payments of $10 million and one payment of $35 million. The revolving loan component, which did not amortize, had a five-year maturity at a rate of LIBOR plus 1.0% on the used portion and a 0.5% commitment fee on the unused portion.

Concurrent with the closing of the 2004 Credit Facility, pursuant to which we borrowed $225 million under the term loan and $290 million under the revolving credit facility, we retired our then outstanding credit facilities (the "Refinancing"). At the time of the Refinancing, the 2004 Credit Facility was secured by the 42 vessels which collateralized the then outstanding credit facilities and five vessels which were acquired during 2004. In addition, each of our subsidiaries which had an ownership interest in any vessel that was secured by the 2004 Credit Facility had provided unconditional guaranties of all amounts owing under the 2004 Credit Facility. Deferred financing costs incurred relating to the 2004 Credit Facility aggregated $6.9 million.

Upon consummating the Refinancing, unamortized deferred financing costs associated with the then outstanding credit facilities aggregating $7.9 million was written off as a non-cash charge in July 2004. This non-cash charge is classified as Other income (expense) on the statement of operations.

Under this credit facility, we were required to maintain certain ratios such as: vessel market values to total outstanding loans and undrawn revolving credit facilities, EBITDA to net interest expense and to maintain minimum levels of working capital. In addition, the 2004 Credit Facility, as amended, permitted us to pay dividends with respect to any fiscal quarter up to an amount equal to EBITDA (as defined) for such fiscal quarter less fleet renewal reserves, which are established by our board of directors, net interest expense and cash taxes, in the event taxes are paid, for such fiscal quarter. Such amount was to be reduced to the extent that the aggregate amount permitted to be paid for dividends for all fiscal quarters since January 1, 2005 is a negative amount. However, we would not have been permitted to pay dividends if certain significant defaults as defined under the 2004 Credit Facility were to occur. During the year ended December 31, 2005, we paid dividends of $110.4 million.

Interest Rate Swap Agreements

In August and October 2001, we entered into interest rate swap agreements with foreign banks to manage interest costs and the risk associated with changing interest rates. At their inception, these swaps had notional principal amounts equal to 50% of our term loans outstanding at that time. The notional principal amounts amortize at the same rate as the term loans. The interest rate swap agreement entered into during August 2001 hedged debt outstanding at that time to a fixed rate of 6.25%. This swap agreement terminated on June 15, 2006. The interest rate swap agreement entered into during October 2001 hedged debt outstanding at that time to a fixed rate of 5.485%. This swap agreement terminated on June 27, 2006. As of July 1, 2005, we stopped designating our interest rate swaps as a hedge. The differential to be paid or received for these swap agreements was recognized as an adjustment to interest expense as incurred through September 30, 2005. As of December 31, 2006, the Company is no longer party to any interest rate swap agreements. We would have received approximately $25,000 to settle all outstanding swap agreements based upon their aggregate fair values as of December 31, 2005. This fair value is based upon estimates received from financial institutions.

Senior Notes

On March 20, 2003, we issued $250 million of 10% Senior Notes which were due March 15, 2013 (the "Senior Notes"). Interest was paid on the Senior Notes each March 15 and September 15. The Senior Notes were general unsecured, senior obligations of the Company. The proceeds of the Senior Notes, prior to payment of fees and expenses, were $246.2 million. The Senior Notes contained incurrence covenants which, among other things, restricted our future ability to incur future indebtedness and liens, to apply the proceeds of asset sales freely, and to merge or undergo other changes of control and to pay dividends. The Senior Notes were guaranteed by all of our present subsidiaries and future "restricted" subsidiaries (all of which are 100% owned by the Company). These guarantees were full and unconditional and joint and several with the parent company General Maritime Corporation. The parent company, General Maritime Corporation, has no independent assets or operations. Additionally, certain defaults on other debt instruments, such as failure to pay interest or principal when due, were deemed to be a default under the Senior Notes agreement.

Between September 23, 2005 and culminating on December 30, 2005 with a cash tender offer, we purchased and retired $249,980,000 par value of our Senior Notes for cash payments aggregating $286.9 million. Pursuant to these purchases, we recorded a loss of $40.8 million, which represents the amount by which the cash paid exceeds the carrying value of the Senior Notes as well as associated brokerage and legal fees. In addition, we wrote off the unamortized deferred financing costs associated with the Senior Notes of $5.0 million as a non-cash charge. Both the loss on retirement and the write-off of the unamortized deferred financing costs are classified as Other income (expense) on the statement of operations.

In January 2006, pursuant to the completion of the cash tender offer, the second supplemental indenture entered into in connection with the Senior Notes (the "Second Supplemental Indenture") became operative. The Second Supplemental Indenture amended the indenture under which the Senior Notes were issued (the "Indenture"), to eliminate substantially all of the restrictive covenants and certain default provisions in the Indenture (the "Amendments"). The Amendments were binding upon holders of the remaining Senior Notes who did not tender their Senior Notes pursuant to the cash tender offer even though such holders have not consented to the Amendments.

In May 2006, we purchased and retired the remaining $20,000 par value of our Senior Notes, leaving none outstanding as of December 31, 2006.

Cash and Working Capital

Cash increased to $107.5 million as of December 31, 2006 compared to $97.0 million as of December 31, 2005. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital was $110.7 million as of December 31, 2006 compared to $438.4 million as of December 31, 2005 (including $294.5 million of vessels held for sale). The current portion of long-term debt included in our current liabilities was $0 as of December 31, 2006 and 2005.

Cash Flows from Operating Activities

Net cash provided by operating activities decreased 24.0% to $189.7 million for the year ended December 31, 2006, compared to $249.6 million for the prior year. This decrease is primarily attributable to net income of $156.8 million for the year ended December 31, 2006 compared to net income of $212.4 million for the prior year.

Net cash provided by operating activities decreased 31.3% to $249.6 million for the year ended December 31, 2005, compared to $363.2 million for the prior year. This decrease is primarily attributable to net income of $212.4 million for the year ended December 31, 2005 compared to net income of $315.1 million for the prior year.

Cash Flows from Investing Activities

Net cash provided by investing activities was $285.3 million for the year ended December 31, 2006 compared to $318.2 million for the prior year. During the year ended December 31, 2006, we received $340.9 million from the sale of 13 vessels, paid $50.6 million on our four Suezmax construction contracts (including capitalized interest of $3.6 million) and paid $5.0 million for other fixed assets. During the year ended December 31, 2005, we received $334.7 million from the sale of 13 vessels and paid $10.6 million of costs on our four Suezmax newbuilding contracts (including capitalized interest of $3.5 million).

Net cash provided by investing activities was $318.2 million for the year ended December 31, 2005 compared to net cash used by investing activities of $168.5 million for the prior year. During the year ended December 31, 2005, we received $334.7 million from the sale of 13 vessels and paid $10.6 million of costs on our four Suezmax newbuilding contracts (including capitalized interest of $3.5 million). During the year ended December 31, 2004, we paid $180.6 million to the seller for five vessels, and paid $76.0 million for four Suezmax newbuilding contracts (of which $67.2 million was paid to the seller of those contracts and $8.8 million of installment payments were made to the shipyards).

Cash Flows from Financing Activities

Net cash used by financing activities was $464.5 million for the year ended December 31, 2006 compared to $517.7 million for the prior year. The change in cash provided by financing activities relates primarily to the following:

- Net proceeds from the issuance of long-term debt during the year ended December 31, 2005, net of issuance costs of $5.3 million, were $157.5 million relating to the initial borrowings under our 2005 Credit Facility. We had no such issuances during 2006.
- During the year ended December 31, 2005, we retired our 2004 Credit Facility and repaid the $175.0 million outstanding on that facility at the time of its retirement. Additionally, during the year ended December 31, 2005, we retired $249,980,000 par value of our Senior Notes for $286.9 million. During the year ended December 31, 2006, we retired the remaining $20,000 par value of Senior Notes.

- Principal repayments of long-term debt were $30.0 million for the year ended December 31, 2005 associated with permanent principal repayments under our 2005 Credit Facility. There were no principal repayments of long-term debt required to be made during 2006.
- During the year ended December 31, 2006, we made a net repayment of $85.0 million of revolving debt associated with our 2005 Credit Facility; during the year ended December 31, 2005, we repaid $62.8 million of revolving debt associated with our 2005 and 2004 Credit Facilities.
- During the year ended December 31, 2005, we used $13.1 million of funds held in escrow to retire a portion of the 2004 Credit Facility at the time that credit facility was refinanced by the 2005 Credit Facility.
- During the year ended December 31, 2006, we paid $219.1 million to acquire 6,088,113 shares of our common stock which we retired; during the year ended December 31, 2005, we paid $24.8 million to acquire 677,800 shares of our common stock which we retired.
- During the years ended December 31, 2006 and 2005, we paid $160.4 million and $110.4 million of dividends to shareholders, respectively.

Net cash used by financing activities was $517.7 million for the year ended December 31, 2005 compared to $186.7 million for the prior year. The change in cash provided by financing activities relates to the following:

- Net proceeds from the issuance of long-term debt during the year ended December 31, 2005, net of issuance costs of $5.3 million, were $157.5 million relating to the initial borrowings under our 2005 Credit Facility. Net proceeds from the issuance of long-term debt during the year ended December 31, 2004, net of issuance costs of $7.2 million, were $507.8 million relating the initial borrowings under our 2004 Credit Facility.
- During the year ended December 31, 2005, we retired our 2004 Credit Facility and repaid the $175.0 million outstanding on that facility at the time of its retirement. Additionally, during the year ended December 31, 2005, we retired $249,980,000 par value of our Senior Notes for $286.9 million. During the year ended December 31, 2004, we retired our First, Second and Third Credit Facilities, and repaid the $448.3 million outstanding on those credit facilities at the time of their retirement.
- Principal repayments of long-term debt were $30.0 million for the year ended December 31, 2005 associated with permanent principal repayments under our 2005 Credit Facility. Principal repayments of long-term debt were $59.0 million for the year ended December 31, 2004 associated with permanent principal repayments under our First, Second, Third and 2004 Credit Facilities.
- During the year ended December 31, 2005, we repaid $62.8 million of revolving debt associated with our 2005 and 2004 Credit Facilities; during the year ended December 31, 2004, we repaid $177.0 million of revolving debt associated with our First, Second and 2004 Credit Facilities.
- During the year ended December 31, 2004, we sold three Suezmax vessels which would have required a $13.1 million repayment of the term loan portion of our 2004 Credit Facility. Pursuant to an amendment to the 2004 Credit Facility, this $13.1 million was placed in an escrow account with the lender pending our providing substitute collateral. During the year ended December 31, 2005, we used these funds held in escrow to retire a portion of the 2004 Credit Facility at the time that credit facility was refinanced by the 2005 Credit Facility.
- During the year ended December 31, 2005, we paid $24.8 million to acquire 677,800 shares of our common stock which we retired as of December 31, 2005.
- During the year ended December 31, 2005, we paid $110.4 million of dividends to shareholders.

Capital Expenditures for Drydockings and Vessel Acquisitions

Drydocking

In addition to vessel acquisition, other major capital expenditures include funding our maintenance program of regularly scheduled in-water survey or drydocking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that vessels which are younger than 15 years are required to undergo in-water surveys 2.5 years after a drydock and that vessels are to be drydocked every five years, while vessels 15 years or older are to be drydocked every 2.5 years in which case the additional drydocks take the place of these in-water surveys. During the year ended December 31, 2006, we paid $11.9 million of drydock-related costs. During 2007, we anticipate that we will capitalize costs associated with drydocks or significant in-water surveys on four vessels and that the expenditures to perform these drydocks will aggregate approximately $9 million to $11 million. The ability to meet this maintenance schedule will depend on our ability to generate sufficient cash flows from operations, utilize our revolving credit facilities or to secure additional financing.

Vessel Acquisitions

In July 2004, we acquired four Suezmax newbuilding contracts. The purchase price of these contracts aggregate $67.2 million which was paid to the seller of those contracts. Also in July 2004, $8.8 million was paid to the shipyard as an installment on the construction of the vessels associated with these contracts. During March 2006, the Company took delivery of one of these Suezmax vessels. As of December 31, 2006, we are required to pay an additional aggregate amount of $107.2 million through the completion of construction of the three remaining Suezmax vessels delivery of which is expected to occur between January 2007 and January 2008. The installments that comprise this $107.2 million are payable as follows: $74.6 million in 2007 and $32.6 million in 2008.

Off-Balance-Sheet Arrangements

As of December 31, 2006, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4) of SEC Regulation S-K.

Other Commitments

In February 2004, the Company entered into an operating lease for an aircraft. The lease has a term of five years and requires monthly payments by the Company of $125,000.

In December 2004, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from December 1, 2004 to September 30, 2005, $109,724 per month from October 1, 2005 to September 30, 2010, $118,868 per month from October 1, 2010 to September 30, 2015, and $128,011 per month from October 1, 2015 to September 30, 2020. The monthly straight-line rental expense from December 1, 2004 to September 30, 2020 is $104,603.

The following is a tabular summary of our future contractual obligations for the categories set forth below (dollars in millions):

Tabular Disclosure of Contractual Obligations and Commercial Commitments

	Total	2007	2008	2009	2010	2011	Thereafter
2005 Credit Facility[1]	$ 79.2	$ 5.0	$ 5.0	$5.0	$5.0	$5.0	$54.2
Newbuilding installments	107.2	74.6	32.6	—	—	—	—
Aircraft lease	3.1	1.5	1.5	0.1	—	—	—
Senior officer employment agreements	3.4	2.0	0.7	0.7	—	—	—
Office leases	20.1	1.7	1.4	1.3	1.3	1.4	13.0
Total commitments	$213.0	$84.8	$41.2	$7.1	$6.3	$6.4	$67.2

(1) Future interest payments on our 2005 Credit Facility are based on our current outstanding balance using a current borrowing rate of 6.125%. The amount also includes a 0.2625% commitment fee we are required to pay on the unused portion of this credit facility.

Other Derivative Financial Instruments

Freight Derivatives

As part of our business strategy, we may from time to time enter into freight derivative contracts to hedge and manage market risks relating to the deployment of our existing fleet of vessels. Generally, these freight derivative contracts are futures contracts that would bind us and each counterparty in the arrangement to buy or sell a specified notional amount of tonnage "forward" at an agreed time and price and for a particular route. These contracts generally settle based on the monthly Baltic Tanker Index ("BITR"), which is a worldscale index, and a may also include a specified bunker price index. The BITR averages rates received in the spot market by cargo type, crude oil and refined petroleum products, and by trade route. The duration of a contract can be one month, quarterly or up to three years with open positions settling on a monthly basis. Although freight derivatives can be entered into for a variety of purposes, including for hedging, as an option, for trading or for arbitrage, if we decided to enter into freight derivatives, our objective would be to hedge and manage market risks as part of our commercial management. If we determine to enter into freight derivatives, we may reduce our exposure to any declines in our results from operations due to weak market conditions or downturns, but may also limit our ability to benefit economically during periods of strong demand in the market.

During September and October 2005, the Company entered into four freight derivative contracts which expired in December 2005. These freight forward contracts involved contracts to provide a fixed number of theoretical voyages at fixed rates and settled based on the monthly BITR. The Company had taken short positions in these contracts, which reduced a portion of the Company's exposure to the spot charter market by creating synthetic time charters. At December 31, 2005, these contracts had no aggregate notional value, because they expired on December 31, 2005. The notional amount is based on a computation of the quantity of cargo (or freight) the contract specifies, the contract rate (based on a certain trade route) and a flat rate determined by the market on an annual basis. Each contract is marked to market for the specified cargo and trade route. The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date. As of December 31, 2005, the Company has recorded a liability of $0.3 million related to the fair market value of these economic hedges. The Company has recorded the aggregate net realized and unrealized loss of $0.8 million, for the year ended December 31, 2005, which is classified as Other income (expense) on the statement of operations.

During May 2006, the Company entered into a freight derivative contract with the intention of fixing the equivalent of one Suezmax vessel to a time charter equivalent rate of $35,500 per day for a three-year period beginning on July 1, 2006. This contract net settles each month with the Company receiving $35,500 per day and paying a floating amount based on the monthly BITR and a specified bunker price index. As of December 31, 2006, the fair market value of the freight derivative, which was determined based on the aggregate discounted cash flows using estimated future rates obtained from brokers as of December 31, 2006, resulted in an asset to the Company of $2.2 million. The Company recorded an unrealized gain of $2.2 million for the year ended December 31, 2006 which is reflected on the Company's statement of operations as Other income (expense). The Company has recorded an aggregate realized loss of $2.1 million for the year ended December 31, 2006, which is classified as Other income (expense) on the statement of operations.

Currency Forward Contract

The Company entered into, on July 19, 2005, a forward contract to acquire 5 million Euros on January 17, 2006 for $6.0 million. Changes in the fair value of this forward contract subsequent to the date on which the Company entered into the contract (at which time the fair value was $0) was recorded as Other income (expense) on the Company's statement of operations. The Company entered into this contract to guard against weakening in the dollar against the Euro. As of December 31, 2005, the Company has recorded a liability of $0.1 million related to the fair market value of this derivative financial instrument. The Company has recorded an aggregate net unrealized gain (loss) of $0.1 million and $(0.1) million, for the years ended December 31, 2006 and 2005, which is classified as Other income (expense) on the statement of operations. As of December 31, 2006, the Company is not party to any currency forward contracts.

Bunker Collar

During the year ended December 31, 2005, the Company entered into a "costless collar" to obtain a quantity of fuel between $220/metric ton ("MT") and $300/MT. The Company used this derivative as an economic hedge to the Company, but did not designated this derivative as a hedge for accounting purposes. As such, changes in the fair value of the derivative were recorded to the Company's statement of income each reporting period. Under this agreement, the Company had a right to receive (call option) the amount by which the bunker price on a specified index exceeds $300/MT and an obligation to pay (put option) the amount by which $220/MT exceeds the bunker price on a specified index. The term was for a notional 1,000 MT of bunkers per month for each month in the period between October 1, 2005 and March 31, 2006. As of December 31, 2005, the Company recorded an asset of $12,000 related to the fair market value of this economic hedge. The Company has recorded an aggregate net unrealized (loss) gain of $(12,000) and $12,000, respectively, for the years ended December 31, 2006 and 2005, which is classified as Other income (expense) on the statement of operations. In addition, the Company paid $2,000 to the counterparty to settle this contract during the year ended December 31, 2006, which is classified as Other income (expense) on the statement of operations. As of December 31, 2006, we are not party to any bunker collar contracts.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies.

Revenue Recognition. Revenue is generally recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Our revenues are earned under time charters or voyage contracts. Revenue from time charters is earned and recognized on a daily basis. Certain time charters contain provisions which provide for adjustments to time charter rates based on agreed-upon market rates. Revenue for voyage contracts is recognized based upon the percentage of voyage completion. The percentage of voyage completion is based on the number of voyage days worked at the balance sheet date divided by the total number of days expected on the voyage.

Allowance for Doubtful Accounts. We do not provide any reserve for doubtful accounts associated with our voyage revenues because we believe that our customers are of high creditworthiness and there are no serious issues concerning collectibility. We have had an excellent collection record during the past six years ended December 31, 2006. To the extent that some voyage revenues become uncollectible, the amounts of these revenues would be expensed at that time. We provide a reserve for our demurrage revenues based upon our historical record of collecting these amounts. As of December 31, 2006, we provided a reserve of approximately 16% for these claims, which we believe is adequate in light of our collection history. We periodically review the adequacy of this reserve so that it properly reflects our collection history. To the extent that our collection experience warrants a greater reserve we will incur an expense as to increase this amount in that period.

In addition, certain of our time charter contracts contain speed and fuel consumption provisions. We have a reserve for potential claims, which is based on the amount of cumulative time charter revenue recognized under these contracts which we estimate may need to be repaid to the charterer due to failure to meet these speed and fuel consumption provisions.

Depreciation and Amortization. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our non-single-hull vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life for double-hull and double-sided vessels is consistent with that of other ship owners and with its economic useful life. Depreciation is based on cost less the estimated residual scrap value. We estimate our residual scrap value per lightweight ton to be $175. An increase in the useful life of the vessel would have the effect of decreasing the annual depreciation charge and extending it into later periods. An increase in the residual scrap value (as was done in 2004) would decrease the amount of the annual depreciation charge. A decrease in the useful life of the vessel would have the effect of increasing the annual depreciation charge. A decrease in the residual scrap value would increase the amount of the annual depreciation charge.

Replacements, Renewals and Betterments. We capitalize and depreciate the costs of significant replacements, renewals and betterments to our vessels over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. The amount capitalized is based on our judgment as to expenditures that extend a vessel's useful life or increase the operational efficiency of a vessel. We believe that these criteria are consistent with GAAP and that our policy of capitalization reflects the economics and market values of our vessels. Costs that are not depreciated are written off as a component of direct vessel operating expense during the period incurred. Expenditures for routine maintenance and repairs are expensed as incurred. If the amount of the expenditures we capitalize for replacements, renewals and betterments to our vessels were reduced, we would recognize the amount of the difference as an expense.

Deferred Drydock Costs. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight-line basis over the period between drydocks. We believe that these criteria are consistent with GAAP guidelines and industry practice, and that our policy of capitalization reflects the economics and market values of the vessels.

Impairment of Long-Lived Assets. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third party valuations performed on an individual vessel basis. Various factors including future charter rates and vessel operating costs are included in this analysis.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. We are required to adopt FIN 48 effective January 1, 2007. Any impact from the adoption of FIN 48 will be recorded directly to the beginning balance of retained earnings and reported as a change in accounting principle. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. We qualify for an exemption pursuant to Section 883 of the U.S. Internal Revenue Code of 1986, or the Code, from U.S. federal income tax on our shipping income that is derived from U.S. sources. We are similarly exempt from state and local income taxation. We have also evaluated our tax positions with respect to other countries in which we have commercial or technical management operations and do not believe that the adoption of this Interpretation will have a material effect on our consolidated financial statements.

The FASB issued SFAS No. 157, "Fair Value Measurement," ("SFAS 157") on September 15, 2006. SFAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Previously, guidance for applying fair value was incorporated in several accounting pronouncements. The new statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not add any new fair value measurements, it does change current practice. One such change is a requirement to adjust the value of nonvested stock for the effect of the restriction even if the restriction lapses within one year. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are in the process of evaluating the impact the adoption of SFAS 157 on January 1, 2008 will have on our consolidated financial statements.

In September 2006, the United States Securities and Exchange Commission ("SEC") issued SAB No. 108 "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements," which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on our results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS No. 159"). Under this statement, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 is effective for the Company commencing in 2008. Early adoption within 120 days of the beginning of the Company's 2007 fiscal year is permissible, provided the Company has adopted SFAS No. 157. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS No. 159 will have on its consolidated financial statements.

Related Party Transactions

Through April 2005, we leased office space of approximately 11,000 square feet for our principal executive offices in New York, New York in a building leased by GenMar Realty LLC, a company wholly owned by Peter C. Georgiopoulos, our Chairman, President and Chief Executive Officer. There was no lease agreement between us and GenMar Realty LLC. We paid an occupancy fee on a month to month basis in the amount of $55,000 for use of that space. In April 2005, we moved our executive offices, and ceased using that space and paid that fee at the end of that month.

During the fourth quarter of 2000, we lent $485,467 to Peter C. Georgiopoulos. This loan does not bear interest and is due and payable on demand. The full amount of this loan was outstanding as of December 31, 2006.

During the years ended December 31, 2006, 2005 and 2004, the Company incurred fees for legal services aggregating $289,000, $150,000 and $284,000, respectively, to the father of Peter C. Georgiopoulos, of which is $18,000 and $138,000 was outstanding as of December 31, 2006 and 2005, respectively.

In January 2006, the Company repurchased 4,176,756 shares of our common stock from OCM Principal Opportunities Fund, L.P. ("OCM") in a privately negotiated transaction at $37.00 per share for a total purchase price of $154.5 million. Stephen A. Kaplan, a member of our board of directors, serves as a principal and portfolio manager of Oaktree Capital Management LLC, which is the general partner of OCM.

Genco Shipping & Trading Limited ("Genco"), an owner and operator of dry bulk vessels, has incurred travel-related expenditures for use of the Company aircraft and other miscellaneous expenditures during the year ended December 31, 2006, totaling $0.3 million which was paid by Genco during 2006. Peter C. Georgiopoulos and Stephen A. Kaplan are directors of Genco. At December 31, 2006, none of this balance was outstanding.

During the year ended December 31, 2006, Genco made available one of its employees who performed internal audit services for the Company for which the Company was invoiced $52,000 based on actual time spent by the employee, of which $25,000 remains outstanding as of December 31, 2006.

During the years ended December 31, 2006, 2005 and 2004, Aegean Marine Petroleum Network, Inc. ("Aegean") supplied bunkers to our vessels aggregating $1.7 million, $5.9 million and $0.7 million, respectively. None of these balances were outstanding as of December 31, 2006 and 2005. During July 2006, an investment vehicle controlled by Peter C. Georgiopoulos and John Tavlarios, a member of our board of directors and one of our executive officers, made an investment in and purchased shares of Aegean from Aegean's principal shareholder. During December 2006, Aegean completed its initial public offering. At that time, Peter C. Georgiopoulos became chairman of the board of Aegean and John Tavlarios and John Hatab, a member of the Company's board of directors, joined the board of directors of Aegean.

Pursuant to our aircraft use policy, the following authorized executives may, subject to approval from our Chairman/Chief Executive Officer, charter the Company's aircraft from an authorized third-party charterer for use on non-business flights: the Chief Executive Officer, the President of General Maritime Management LLC, the Chief Financial Officer and the Chief Administrative Officer. The chartering fee to be paid by the authorized executive will be the greater of: (i) the incremental cost to the Company of the use of the aircraft and (ii) the applicable Standard Industry Fare Level for the flight under Internal Revenue Service regulations, in each case as determined by us. The amount of use of the aircraft for these purposes will be monitored from time to time by our Audit Committee.

Quantitative and Qualitative Disclosure of Market Risk

Interest Rate Risk

We are exposed to various market risks, including changes in interest rates. The exposure to interest rate risk relates primarily to our debt. At December 31, 2006, we had $50.0 million of floating rate debt with a margin over LIBOR of 0.75% compared to December 31, 2005 when we had $135.0 million of floating rate debt with margins over LIBOR ranging from 0.75% to 1.0%. Until July 1, 2005, we used interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. As of July 1, 2005, we stopped designating our interest rate swaps as a hedge. The differential to be paid or received under these swap agreements was accrued as interest rates change and was recognized as an adjustment to interest expense through June 30, 2005 and Other income (expense) thereafter. As of December 31, 2005, we were party to interest rate swap agreements having aggregate notional amounts of $19.5 million, respectively, which effectively fixed LIBOR on a like amount of principal at rates ranging from 3.985% to 4.75%. These interest rate swap agreements expired in June 2006. A one percent increase in LIBOR would increase interest expense on the portion of our $50.0 million outstanding floating rate indebtedness, which is not economically hedged, by approximately $0.5 million per year from December 31, 2006.

Foreign Exchange Rate Risk

The international tanker industry's functional currency is the U.S. Dollar. Virtually all of the Company's revenues and most of its operating costs are in U.S. Dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which is the Euro, as well as British Pounds, Japanese Yen, Singapore Dollars, Australian Dollars and Norwegian Kroners. During the year ended December 31, 2006, approximately 17% of the Company's direct vessel operating expenses and general and administrative expenses were denominated in these currencies. The potential additional expense from a 10% adverse change in quoted foreign currency exchange rates, as it relates to all of these currencies, would be approximately $1.4 million for the year ended December 31, 2006.

On July 19, 2005, the Company entered into a forward contract to acquire 5 million Euros on January 17, 2006 for $6.0 million. The Company entered into this contract to guard against weakening in the dollar against the Euro. The Company has recorded an aggregate net unrealized gain of $0.1 million for the year ended December 31, 2006, which is classified as Other income (expense) on the statement of operations. As of December 31, 2006, the Company is not party to any currency forward contracts.

Charter Rate Risk

As part of our business strategy, we may from time to time enter into freight derivative contracts to hedge and manage market risks relating to the deployment of our existing fleet of vessels. Generally, these freight derivative contracts are futures contracts that would bind us and each counterparty in the arrangement to buy or sell a specified notional amount of tonnage "forward" at an agreed time and price and for a particular route. Our objective would be to hedge and manage market risks as part of our commercial management. During May 2006, the Company entered into a freight derivative contract with the intention of fixing the equivalent of one Suezmax vessel to a time charter equivalent rate of $35,500 per day for a three-year period beginning on July 1, 2006. This contract net settles each month with the Company receiving $35,500 per day and paying a floating amount based on the monthly BITR and a specified bunker price index. The aggregate notional value of this contract is $32.4 million as of December 31, 2006. As of December 31, 2006, the fair market value of the freight derivative contract resulted in an asset to the Company of $2.2 million and a net unrealized and realized gain of $0.1 million for the year ended December 31, 2006, which is reflected on our statement of operations as Other income (expense). A 10% increase in the forward BITR from the December 31, 2006 levels would result in additional payments to the counterparty of $5.2 million over the period from January 1, 2007 to June 30, 2009. A 10% decrease in the specified bunker price forward index from the December 31, 2006 level would result in additional payments to the counterparty of $1.6 million over the period from January 1, 2007 to June 30, 2009.

General Maritime Corporation

Consolidated Balance Sheets

December 31, 2006 and 2005

(dollars in thousands, except per share data)	December 31, 2006	2005
Assets		
Current Assets:		
Cash	$107,460	$ 96,976
Due from charterers, net	13,288	47,281
Vessels held for sale	—	294,527
Prepaid expenses and other current assets	17,117	32,540
Total current assets	137,865	471,324
Noncurrent Assets:		
Vessels, net of accumulated depreciation of $152,840 and $118,981, respectively	592,686	564,609
Vessel construction in progress	77,416	88,485
Other fixed assets, net	8,257	5,212
Deferred drydock costs, net	18,572	12,788
Deferred financing costs, net	4,469	4,463
Derivative asset	2,180	—
Other assets	1,000	1,000
Goodwill	1,245	1,245
Total noncurrent assets	705,825	677,802
Total Assets	$843,690	$1,149,126
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$ 18,698	$ 32,906
Deferred voyage revenue	8,449	—
Total current liabilities	27,147	32,906
Noncurrent Liabilities:		
Deferred voyage revenue	—	2,140
Long-term debt	50,000	135,020
Other noncurrent liabilities	2,630	2,552
Derivative liability	—	383
Total noncurrent liabilities	52,630	140,095
Total Liabilities	79,777	173,001
Commitments and Contingencies		
Shareholders' Equity:		
Common stock, $0.01 par value per share; authorized 75,000,000; issued and outstanding 32,739,107 and 38,040,320 shares at December 31, 2006 and December 31, 2005, respectively	328	380
Paid-in capital	438,801	428,339
Retained earnings	324,784	547,406
Total shareholders' equity	763,913	976,125
Total Liabilities and Shareholders' Equity	$843,690	$1,149,126

See notes to consolidated financial statements.

General Maritime Corporation

Consolidated Statements of Operations

For the Years Ended December 31, 2006, 2005 and 2004

(dollars in thousands, except per share data)	2006	2005	2004
Voyage Revenues:			
Voyage revenues	$325,984	$567,901	$701,291
Operating Expenses:			
Voyage expenses	80,400	137,203	117,955
Direct vessel expenses	47,472	86,681	96,818
Other expense	2,430	—	—
General and administrative	44,787	43,989	31,420
Depreciation and amortization	42,395	97,320	100,806
Gain on sale of vessels	(46,022)	(91,235)	(6,570)
Total operating expenses	171,462	273,958	340,429
Operating Income	154,522	293,943	360,862
Other Income (Expense):			
Interest income	5,620	3,482	979
Interest expense	(4,165)	(32,400)	(38,831)
Other income (expense)	854	(52,668)	(7,901)
Net other income (expense)	2,309	(81,586)	(45,753)
Net income	$156,831	$212,357	$315,109
Earnings per common share:			
Basic	$ 4.98	$ 5.71	$ 8.51
Diluted	$ 4.87	$ 5.61	$ 8.33
Weighted average shares outstanding—basic	31,471,809	37,164,321	37,049,266
Weighted average shares outstanding—diluted	32,217,428	37,874,378	37,813,929

See notes to consolidated financial statements.

GENERAL MARITIME CORPORATION

Consolidated Statements of Shareholders' Equity and Comprehensive Income

For the Years Ended December 31, 2006, 2005 and 2004

(dollars in thousands, except per share data)	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income	Total
Balance as of January 1, 2004	$376	$ 415,876	$ 155,108	$(2,480)		$ 568,880
Net income			315,109		$315,109	315,109
Unrealized derivative gains on cash flow hedge				1,935	1,935	1,935
					317,044	
Restricted stock amortization		1,667				1,667
Exercise of stock options	3	2,832				2,835
Balance as of December 31, 2004	379	420,375	470,217	(545)		890,426
Comprehensive income:						
Net income			212,357		$212,357	212,357
Unrealized derivative gains on cash flow hedge				545	545	545
Comprehensive income					212,902	
Cash dividends paid ($2.86 per share)			(110,404)			(110,404)
Exercise of stock options	1	1,503				1,504
Issuance of 1,079,600 shares of restricted stock	7	(7)				—
Acquisition and retirement of 677,800 shares of common stock	(7)		(24,764)			(24,771)
Restricted stock amortization		6,468				6,468
Balance as of December 31, 2005	380	428,339	547,406	—		976,125
Net income			156,831		$156,831	156,831
Exercise of stock options	5	759				764
Issuance of 296,700 shares of restricted stock, net of forfeitures	3	(3)				—
Acquisition and retirement of 6,088,113 shares of common stock	(60)		(219,013)			(219,073)
Cash dividends paid ($4.80 per share)			(160,440)			(160,440)
Amortization of stock-based compensation, net of forfeitures		9,706				9,706
Balance at December 31, 2006	**$328**	**$438,801**	**$ 324,784**	**$ —**		**$ 763,913**

See notes to consolidated financial statements.

General Maritime Corporation

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2006, 2005 and 2004

(dollars in thousands)	2006	2005	2004
Cash Flows Provided by Operating Activities:			
Net income	$ 156,831	$ 212,357	$ 315,109
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of vessels	(46,022)	(91,235)	(6,570)
Depreciation and amortization	42,395	97,320	100,806
Write-off of deferred financing costs of refinanced credit facilities	—	5,660	7,901
Loss on retirement of Senior Notes	—	45,778	—
Amortization of discount on Senior Notes	—	243	254
Amortization of stock-based compensation	9,706	6,468	1,667
Changes in assets and liabilities:			
Decrease (increase) in due from charterers	33,993	26,602	(37,674)
Decrease (increase) in prepaid expenses and other current and noncurrent assets	14,954	(2,811)	(13,502)
(Decrease) increase in other current and noncurrent liabilities	(16,520)	(2,034)	13,548
Decrease in accrued interest	—	(7,277)	(479)
Increase (decrease) in deferred voyage revenue	6,309	(3,418)	(772)
Deferred drydock costs incurred	(11,929)	(38,039)	(17,050)
Net cash provided by operating activities	189,717	249,614	363,238
Cash Flows Provided (Used) by Investing Activities:			
Purchase of vessels	—	—	(182,457)
Payments for vessel construction in progress	(50,602)	(10,576)	(77,909)
Purchase of other fixed assets	(5,035)	(5,918)	(2,544)
Proceeds from sale of vessels	340,901	334,663	94,570
Acquisition of business net of cash received	—	—	(137)
Net cash provided (used) by investing activities	285,264	318,169	(168,477)
Cash Flows Provided (Used) by Financing Activities:			
Long-term debt borrowings	—	162,788	515,000
Payments to retire Senior Notes	(20)	(286,851)	—
Payments to retire credit facilities	—	(175,000)	(448,305)
Principal payments on long-term debt	—	(30,000)	(59,022)
Borrowings on revolving credit facilities	175,000	—	100,000
Repayments on revolving credit facilities	(260,000)	(62,788)	(277,000)
Deferred financing costs paid	(728)	(5,256)	(7,203)
Cash released from (placed in) escrow with lender	—	13,050	(13,050)
Payments to acquire and retire common stock	(219,073)	(24,771)	—
Proceeds from exercise of stock options	764	1,504	2,835
Cash dividends paid	(160,440)	(110,404)	—
Net cash (used) provided by financing activities	(464,497)	(517,728)	(186,745)
Net increase in cash	10,484	50,055	8,016
Cash, beginning of the year	96,976	46,921	38,905
Cash, end of year	$ 107,460	$ 96,976	$ 46,921
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest (net of amount capitalized)	$ 4,168	$ 39,677	$ 39,310
Transfer from vessel construction in progress to vessel	$ 61,671	$ —	$ —
Restricted stock granted to employees (net of forfeitures)	$ 10,383	$ 48,338	$ —

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(dollars in thousands, except per share and per ton data)

1. Summary of Significant Accounting Policies

Nature of Business. General Maritime Corporation (the "Company") through its subsidiaries provides international transportation services of seaborne crude oil. The Company's fleet is comprised of both Aframax and Suezmax vessels. The Company operates its business in one business segment, which is the transportation of international seaborne crude oil.

The Company's vessels are primarily available for charter on a spot voyage or time charter basis. Under a spot voyage charter, which generally lasts between two to ten weeks, the owner of a vessel agrees to provide the vessel for the transport of specific goods between specific ports in return for the payment of an agreed upon freight per ton of cargo or, alternatively, for a specified total amount. All operating and specified voyage costs are paid by the owner of the vessel.

A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel, canal and port charges are paid by the charterer.

Basis of Presentation. The financial statements of the Company have been prepared on the accrual basis of accounting. A summary of the significant accounting policies followed in the preparation of the accompanying financial statements, which conform to accounting principles generally accepted in the United States of America, is presented below.

Business Geographics. Non-U.S. operations accounted for 100% of revenues and net income. Vessels regularly move between countries in international waters, over hundreds of trade routes. It is therefore impractical to assign revenues or earnings from the transportation of international seaborne crude oil products by geographical area.

Segment Reporting. Each of the Company's vessels serve the same type of customer, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Based on this, the Company has determined that it operates in one reportable segment, the transportation of crude oil with its fleet of midsize vessels.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of General Maritime Corporation and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Revenue and Expense Recognition. Revenue and expense recognition policies for voyage and time charter agreements are as follows:

Voyage Charters. Voyage revenues are recognized on a pro rata basis based on the relative transit time in each period. Estimated losses on voyages are provided for in full at the time such losses become evident. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At December 31, 2006 and 2005, the Company has a reserve of approximately $1,333 and $2,093, respectively, against its due from charterers balance associated with demurrage revenues.

Time Charters. Revenue from time charters is recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement. Direct vessel expenses are recognized when incurred. As of December 31, 2005, the Company had a reserve of $6,571 associated with estimated performance claims against the Company's time charters. These reserves relate to certain vessels under time charter agreements. These arrangements require that the vessels meet specified speed and bunker consumption standards. As of December 31, 2006, all asserted performance claims, including those reserved for as of December 31, 2005, have been settled and paid for during 2006 for $11,750 and the Company has determined that there are no unasserted claims on its remaining time charters; accordingly, there is no reserve as of December 31, 2006.

Vessels, Net. Vessels, net is stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from date of initial delivery

(dollars in thousands, except per share and per ton data)

from the shipyard for non-single-hull vessels. In addition, the Company estimates residual value of its vessels to be $175/LWT.

Depreciation is based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. Undepreciated cost of any asset component being replaced is written off as a component of direct vessel operating expense. Expenditures for routine maintenance and repairs are expensed as incurred.

Construction in Progress. Construction in progress represents the cost of acquiring contracts to build vessels, installments paid to shipyards, certain other payments made to third parties and interest costs incurred during the construction of vessels (until the vessel is substantially complete and ready for its intended use). During the years ended December 31, 2006, 2005 and 2004, the Company capitalized $3,571, $3,475 and $1,270, respectively, of interest expense.

Other Fixed Assets, Net. Other fixed assets, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Description	Useful Lives
Furniture and fixtures	10 years
Vessel and computer equipment	5 years

Impairment of Long-Lived Assets. The Company follows Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis.

Deferred Drydock Costs, Net. Approximately every 30 to 60 months the Company's vessels are required to be drydocked for major repairs and maintenance, which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the drydocks as they occur and amortizes these costs on a straight-line basis over the period between drydocks. Amortization of drydock costs is included in depreciation and amortization in the statement of operations. For the years ended December 31, 2006, 2005 and 2004, amortization was $6,145, $17,957 and $11,783, respectively. Accumulated amortization as of December 31, 2006 and 2005 was $7,191 and $3,052, respectively.

Deferred Financing Costs, Net. Deferred financing costs include fees, commissions and legal expenses associated with securing loan facilities. These costs are amortized over the life of the related debt, which is included in depreciation and amortization. Amortization was $722, $1,968 and $3,142 for the years ended December 31, 2006, 2005 and 2004, respectively. Accumulated amortization as of December 31, 2006 and 2005 was $824 and $102 respectively.

Goodwill. As of January 1, 2002, the Company adopted the provisions for SFAS No. 142, "Goodwill and Other Intangible Assets." This statement requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually and written down with a charge to operations when the carrying amount exceeds the estimated fair value. Prior to the adoption of SFAS No. 142, the Company amortized goodwill. The amount of such unamortized goodwill was $5,753 as of January 1, 2002 related to the Company's acquisition in June 2001 of a technical management company. In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective January 1, 2002. During 2005, in connection with the reclassification of 26 vessels to vessels held for sale, $4,508 of the goodwill associated with certain of these vessels was reclassified to Vessels held for sale leaving a balance at December 31, 2006 and 2005 of $1,245. The Company determined that there was no impairment of goodwill as of the transition date and during the years ended December 31, 2006, 2005 and 2004.

Income Taxes. The Company is incorporated in the Republic of the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. Additionally, pursuant to the U.S. Internal Revenue Code, the Company is exempt from U.S. income tax on its income attributable to the operation of vessels in international commerce. Pursuant to various tax treaties, the Company's shipping operations are not subject to foreign income taxes. Therefore, no provision for income taxes is required.

Deferred Voyage Revenue. Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned in the appropriate future periods.

Comprehensive Income. The Company follows Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is comprised of net income less charges related to the adoption and implementation of SFAS No. 133.

Stock-Based Compensation. Effective January 1, 2006, the Company adopted Statement of Financial Standards ("SFAS") No. 123R, "Share-Based Payments," using a modified version of prospective application (See Note 9 for impact of adopting SFAS 123R.) Accordingly, prior period amounts have not been restated. Pursuant to the adoption of SFAS 123R, unamortized restricted stock is now classified as a component of Paid-in capital in Shareholders' equity. Prior to adoption of SFAS 123R, the Company followed the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," to account for its stock option plan. The Company provided pro forma disclosure of net income and earnings per share as if the accounting provision of SFAS No. 123, "Accounting for Stock-Based Compensation," had been adopted. The following table details the effect on net income and earnings per share had compensation expense for stock options been recorded for the years ended December 31, 2005 and 2004 based on the methods recommended by Statement of Financial Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation":

	2005	2004
Net income:		
As reported	$212,357	$315,109
Stock-based compensation expense using the fair value method	309	458
Pro forma	$212,048	$314,651
Earnings per common share (as reported):		
Basic	$ 5.71	$ 8.51
Diluted	$ 5.61	$ 8.33
Earnings per common share (pro forma):		
Basic	$ 5.71	$ 8.49
Diluted	$ 5.60	$ 8.32

Accounting Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Share. Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

Fair Value of Financial Instruments. The estimated fair values of the Company's financial instruments approximate their individual carrying amounts as of December 31, 2006 and 2005 due to their short-term maturity or the variable-rate nature of the respective borrowings.

Derivative Financial Instruments. In addition to interest rate swaps described below, the Company has been party to other derivative financial instruments to guard against the risks of (a) a weakening U.S. Dollar that would make future Euro-based expenditure more costly, (b) rising fuel costs which would increase future voyage expenses, and (c) declines in future spot market rates, which would reduce revenues on future voyages of vessels trading on the spot market. The Company considers the derivative financial instruments the Company has entered to be economic hedges against these risks, although they do not qualify as hedges for accounting purposes. As such, the Company records the fair value of the derivative financial instruments on its balance sheet as a net Derivative liability or asset, as applicable. Changes in fair value in the derivative financial instruments, as well as payments made to, or received from counterparties, to periodically settle the derivative transactions, are recorded as Other income (expense) on the statement of operations as applicable.

Interest Rate Risk Management. The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows of its borrowings. The Company uses interest rate swaps to manage net exposure to interest rate changes related to its borrowings and to lower its overall borrowing costs. Interest rate risk management instruments held by the Company during the years ended December 31, 2006, 2005 and 2004 were pay-fixed swaps. As of December 31, 2005, the Company was party to pay-fixed interest rate swap agreements that expired in 2006 which effectively converted floating rate obligations to fixed rate instruments.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk are trade receivables. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring

(dollars in thousands, except per share and per ton data)

letters of credit, guarantees or collateral. Management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2006.

Foreign Exchange Gains and Losses. Gains and losses on transactions denominated in foreign currencies are recorded within the consolidated statement of operations as components of general and administrative expenses or Other income (expense) depending on the nature of the transactions to which they relate. During the years ended December 31, 2006, 2005 and 2004, transactions denominated in foreign currencies resulted in increases in general and administrative expenses of $79, $(69) and $248, respectively, and increases in Other income (expense) of $628, $(206) and $0, respectively.

Recent Accounting Pronouncements. In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The Company is required to adopt FIN 48 effective January 1, 2007. Any impact from the adoption of FIN 48 will be recorded directly to the beginning balance of retained earnings and reported as a change in accounting principle. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized upon adoption of FIN 48. The Company qualifies for an exemption pursuant to Section 883 of the U.S. Internal Revenue Code of 1986, or the Code, from U.S. federal income tax on shipping income that is derived from U.S. sources. The Company is similarly exempt from state and local income taxation. The Company has also evaluated our tax positions with respect to other countries in which it has commercial or technical management operations and does not believe that the adoption of this Interpretation will have a material effect on its consolidated financial statements.

The FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS 157") on September 15, 2006. SFAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Previously, guidance for applying fair value was incorporated in several accounting pronouncements. The new statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not add any new fair value measurements, it does change current practice. One such change is a requirement to adjust the value of nonvested stock for the effect of the restriction even if the restriction lapses within one year. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is in the process of evaluating the impact the adoption of SFAS 157 on January 1, 2008 will have on the financial statements of the Company.

In September 2006, the United States Securities and Exchange Commission ("SEC") issued SAB No. 108 "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements," which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108, registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS No. 159"). Under this statement, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 is effective for the Company commencing in 2008. Early adoption within 120 days of the beginning of the Company's 2007 fiscal year is permissible, provided the Company has adopted SFAS No. 157. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS No. 159 will have on its consolidated financial statements.

2. Acquisitions

In March 2004, the Company agreed to acquire three Aframax vessels, two Suezmax vessels, four newbuilding Suezmax contracts and a technical management company from an unaffiliated entity for cash. The three Aframax vessels, two Suezmax vessels and the technical management company were acquired between April and June 2004. The four newbuilding Suezmax contracts were acquired in July 2004. The purchase price of these assets was approximately $248,100, which were financed through cash on hand and borrowings under the Company's then existing revolving credit facilities. This $248,100 purchase price was allocated as follows: $180,599 for the five vessels, $67,242 for the four newbuilding Suezmax contracts and $266 for the technical management company the net assets of which are comprised of $107 of cash, other current assets of $738, noncurrent assets of $82 and current liabilities of $661. In addition, $8,777 was paid to the shipyard as an installment on the construction price of the four newbuilding contracts.

During the year ended December 31, 2006, the Company took delivery of one newly constructed Suezmax tanker. Capitalized costs of this vessel over its construction period, inclusive of capitalized interest, were $61,671. This vessel is one of the 18 vessels collateralizing the Company's 2005 Credit Facility (see Note 8).

The remaining installments on the three newbuilding Suezmax contracts to be paid by the Company subsequent to December 31, 2006 aggregate $107,139 and are payable as follows: $74,554 in 2007 and $32,585 in 2008.

3. Earnings Per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the exercise of all dilutive stock options using the treasury stock method and the lapsing of restrictions on unvested restricted stock awards, for which the assumed proceeds upon lapsing the restrictions are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive. For the years ended December 31, 2006, 2005 and 2004, all stock options were considered to be dilutive.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	Year Ended December 31,		
	2006	2005	2004
Common shares outstanding, basic:			
Weighted average common shares outstanding, basic	31,471,809	37,164,321	37,049,266
Common shares outstanding, diluted:			
Weighted average common shares outstanding, basic	31,471,809	37,164,321	37,049,266
Stock options	44,616	58,306	111,572
Restricted stock awards	701,003	651,751	653,091
Weighted average common shares outstanding, diluted	32,217,428	37,874,378	37,813,929

4. Sale of Vessels

During July 2004, the Company agreed to sell four of its single-hull Suezmax vessels in order to reduce the number of single-hull vessels in the Company's fleet. These vessels were sold during August and October 2004 for aggregate net proceeds of approximately $84,182, for a gain on sale of vessels of $6,570.

During 2005, the Company agreed to sell its four single-hull Suezmax vessels, its six double-sided Suezmax vessels, its one single-hull Aframax vessel and its six double-sided Aframax vessels in order to transform the Company's fleet to exclusively double-hull vessels. In addition, as of December 31, 2005, the Company reclassified its nine Aframax OBO vessels from Vessels to Vessels held for sale. The Company decided to sell these vessels to reduce the average age of its fleet. Through December 31, 2005, 13 of these vessels were delivered to their new owners for aggregate net proceeds of $334,663, and a net gain on sale of vessels of $91,235. The aggregate book value of the remaining three single-hull Suezmax vessels, one double-sided Aframax vessel and nine Aframax OBO vessels of $294,527 were carried as Vessels held for sale on the Company's balance sheet as of December 31, 2005. The three single-hull Suezmax vessels and one double-sided Aframax vessel were delivered to their new owners in January 2006.

(dollars in thousands, except per share and per ton data)

During the year ended December 31, 2006, the Company delivered to their new owners all of the vessels held for sale as of December 31, 2005 for aggregate net proceeds of $340,901, and a net gain on sale of vessels of $46,022.

On February 10, 2006, the Company signed agreements to sell nine OBO Aframax vessels. In connection with that decision, the Company determined one technical management office outside the U.S. would adequately service its current fleet and as such decided to close its office in Piraeus, Greece, operated by General Maritime Management (Hellas) Ltd.

This office ceased its vessel operations during May 2006 and the Company anticipates that this office will be closed by mid-2007. The Company incurred approximately $1,300 of costs in connection with its closure during the year ended December 31, 2006, which has been classified as a component of general and administrative expense on the company's statement of operations. All of these costs have been paid as of December 31, 2006.

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2006	December 31, 2005
Bunkers and lubricants inventory	$ 5,287	$13,699
Insurance claims receivable	7,186	9,447
Other	4,644	9,394
Total	$17,117	$32,540

Insurance claims receivable consist substantially of payments made by the Company for repairs of vessels that the Company expects to recover from insurance.

6. Other Fixed Assets

Other fixed assets consist of the following:

	December 31, 2006	December 31, 2005
Other fixed assets:		
Furniture, fixtures and equipment	$ 4,115	$4,113
Vessel equipment	4,976	740
Computer equipment	1,153	1,118
Total cost	10,244	5,971
Less: accumulated depreciation	1,987	759
Total	$ 8,257	$5,212

7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2006	December 31, 2005
Accounts payable	$ 4,384	$11,756
Accrued operating	8,885	16,463
Accrued administrative	5,429	4,687
Total	$18,698	$32,906

8. Long-Term Debt

Long-term debt consists of the following:

	December 31, 2006	December 31, 2005
2005 Credit Facility	$50,000	$135,000
Senior Notes, net of discount	—	20
Total	$50,000	$135,020
Less: current portion of long-term debt	—	—
Long-term debt	$50,000	$135,020

2005 Credit Facility

On October 26, 2005, the Company entered into an $800,000 revolving credit facility (the "2005 Credit Facility") with a syndicate of commercial lenders. The 2005 Credit Facility has been used to refinance the existing term borrowings under the Company's 2004 Credit Facility described below (the "2005 Refinancing"). Pursuant to the 2005 Refinancing, the Company repaid $175,000 outstanding under the term loan of the Company's 2004 Credit Facility primarily by making an initial drawdown of $162,788 and using $13,050 cash held in escrow.

Upon consummating the 2005 Refinancing, unamortized deferred financing costs associated with the 2004 Credit Facility aggregating $5,660 were written off as a non-cash charge in October 2005. This non-cash charge is classified as Other income (expense) on the statement of operations. In connection with the 2005 Refinancing, the Company incurred deferred financing costs of $4,565.

The 2005 Credit Facility provides a four-year nonamortizing revolving loan with semiannual reductions of $44,500 beginning October 26, 2009 and a bullet reduction of $533,000 at the end of year seven. Up to $50,000 of the 2005 Credit Facility will be available for the issuance of standby letters of credit to support obligations of the Company and its subsidiaries that are reasonably acceptable to the issuing lenders under the facility. As of December 31, 2006, the Company has outstanding letters of credit aggregating $5,658 which expire between January and December 2007, leaving $44,342 available to be issued.

The 2005 Credit Facility permits the Company to pay out dividends under its current policy, repurchase shares of its common stock and repurchase the Company's Senior Notes in accordance with its terms and conditions. This facility allows the Company to pay dividends or repurchase its common stock in an amount not exceeding the net proceeds from the sale of all non-collateralized vessels, including the 13 vessels the Company sold during November and December 2005 and the 13 vessels the Company sold during 2006. In addition, the Company is permitted to pay dividends with respect to any fiscal quarter up to an amount equal to EBITDA (as defined) for such fiscal quarter less fleet renewal reserves, which are established by the Company's Board of Directors, net interest expense and cash taxes, in the event taxes are paid, for such fiscal quarter.

The 2005 Credit Facility carries an interest rate of LIBOR plus 75 basis points (or, depending on the Company's long-term foreign issuer credit rating and leverage ratio, 100 basis points) on the outstanding portion and a commitment fee of 26.25 basis points on the unused portion. As of December 31, 2006, $50,000 of the facility is outstanding. The facility is collateralized by 18 of the Company's double-hull vessels and its three newbuilding Suezmax contracts, with carrying values as of December 31, 2006 of $592,686 and $77,416, respectively, as well as the Company's equity interests in its subsidiaries that own these assets, insurance proceeds of the collateralized vessels, and certain deposit accounts related to the vessels. Each subsidiary of the Company with an ownership interest in these vessels or which has otherwise guaranteed the Company's Senior Notes also provides an unconditional guaranty of amounts owing under the 2005 Credit Facility.

The Company's ability to borrow amounts under the 2005 Credit Facility is subject to satisfaction of certain customary conditions precedent, and compliance with terms and conditions included in the credit documents. The various covenants in the 2005 Credit Facility are generally consistent with the types of covenants that were applicable under the 2004 Credit Facility. These covenants include, among other things, customary restrictions on the Company's ability to incur indebtedness or grant liens, pay dividends or make stock repurchases (except as otherwise permitted as described above), engage in businesses other than those engaged in on the effective date of the credit facility and similar or related businesses, enter into transactions with affiliates, amend its governing documents or documents related to its Senior Notes, and merge, consolidate, or dispose of assets. The Company is also required to comply with various ongoing financial covenants, including with respect to the Company's leverage ratio, minimum cash balance, net worth, and collateral maintenance. If the Company does not comply with the various financial and other covenants and requirements of the 2005 Credit Facility, the lenders may, subject to various customary cure rights, require the immediate payment of all amounts outstanding under the facility.

During the years ended December 31, 2006 and 2005, the Company paid dividends of $160,440 and $110,404, respectively.

Interest rates during the year ended December 31, 2006 ranged from 5.13% to 6.19% on the 2005 Credit Facility.

As of December 31, 2006, the Company is in compliance with all of the financial covenants under its 2005 Credit Facility.

2004 Credit Facility—Refinanced by the 2005 Credit Facility

On July 1, 2004, the Company closed on an $825,000 senior secured bank financing facility ("2004 Credit Facility") consisting of a term loan of $225,000 and a revolving loan of $600,000. The term loan had a five-year maturity at a rate of LIBOR plus 1.0% and was to amortize on a quarterly basis with 19 payments of $10,000 and one payment of $35,000. The revolving loan component, which did not amortize, had a five-year maturity at a rate of LIBOR plus 1.0% on the used portion and a 0.5% commitment fee on the unused portion.

Concurrent with the closing of the 2004 Credit Facility, pursuant to which the Company borrowed $225,000 under the term loan and $290,000 under the revolving credit facility, the Company retired its then existing credit facilities (the "Refinancing"). At the time of the Refinancing, the

(dollars in thousands, except per share and per ton data)

2004 Credit Facility was secured by the 42 vessels which collateralized the then existing credit facilities and the five vessels described in Note 2 which were acquired during 2004. In addition, each of the Company's subsidiaries which had an ownership interest in any vessel that was secured by the 2004 Credit Facility had provided unconditional guaranties of all amounts owing under the 2004 Credit Facility. Deferred financing costs incurred relating to the 2004 Credit Facility aggregated $6,905.

Upon consummating the Refinancing, unamortized deferred financing costs associated with the then existing credit facilities aggregating $7,886 was written off as a non-cash charge in July 2004. This non-cash charge is classified as Other income (expense) on the statement of operations.

Under this credit facility, the Company was required to maintain certain ratios such as: vessel market values to total outstanding loans and undrawn revolving credit facilities, EBITDA to net interest expense and to maintain minimum levels of working capital. In addition, the 2004 Credit Facility, as amended, permitted the Company to pay dividends with respect to any fiscal quarter up to an amount equal to EBITDA (as defined) for such fiscal quarter less fleet renewal reserves, which are established by the Company's Board of Directors, net interest expense and cash taxes, in the event taxes are paid, for such fiscal quarter. Such amount was to be reduced to the extent that the aggregate amount permitted to be paid for dividends for all fiscal quarters since January 1, 2005 is a negative amount. However, the Company would not have been permitted to pay dividends if certain significant defaults as defined under the 2004 Credit Facility were to occur.

Interest Rate Swap Agreements

In August and October 2001, the Company entered into interest rate swap agreements with foreign banks to manage interest costs and the risk associated with changing interest rates. At their inception, these swaps had notional principal amounts equal to 50% the Company's outstanding term loans under then existing credit facilities. The notional principal amounts amortize at the same rate as the term loans. The interest rate swap agreement entered into during August 2001 hedged one of these credit facilities, to a fixed rate of 6.25%. This swap agreement terminated on June 15, 2006. The interest rate swap agreement entered into during October 2001 hedged another of these credit facilities to a fixed rate of 5.485%. This swap agreement terminated on June 27, 2006. The differential to be paid or received for these swap agreements was recognized as an adjustment to interest expense as incurred through June 30, 2005. The changes in the notional principal amounts of the swaps during the years ended December 31, 2005 and 2004 are as follows:

	December 31, 2006	December 31, 2005
Notional principal amount, beginning of year	$ 19,500	$ 45,500
Amortization of swaps	(19,500)	(26,000)
Notional principal amount, end of the year	$ —	$ 19,500

The Company has determined that, through June 30, 2005, these interest rate swap agreements, which effectively hedged the Company's First and Second Credit Facilities continued to effectively hedge, but not perfectly, the Company's 2004 Credit Facility. As of July 1, 2005, the Company stopped designating its interest rate swaps as a hedge.

Interest expense pertaining to interest rate swaps for the years ended December 31, 2006, 2005 and 2004 was $0, $338 and $1,873, respectively.

The Company would have received approximately $25 to settle all outstanding swap agreements based upon their aggregate fair values as of December 31, 2005. This fair value is based upon estimates received from financial institutions.

Senior Notes

On March 20, 2003, the Company issued $250,000 of 10% Senior Notes which were due March 15, 2013 (the "Senior Notes"). Interest was paid on the Senior Notes each March 15 and September 15. The Senior Notes were general unsecured, senior obligations of the Company. The proceeds of the Senior Notes, prior to payment of fees and expenses, were $246,158. The Senior Notes contained incurrence covenants which, among other things, restricted the Company's future ability to incur future indebtedness and liens, to apply the proceeds of asset sales freely, and to merge or undergo other changes of control and to pay dividends. The Senior Notes were guaranteed by all of the Company's present subsidiaries and future "restricted" subsidiaries (all of which are 100% owned by the Company). These guarantees were full and unconditional and joint and several with the parent company General Maritime Corporation. The parent company, General Maritime Corporation, has no independent assets or operations. Additionally, certain defaults on other debt instruments, such as failure to pay interest or principal when due, were deemed to be a default under the Senior Notes agreement.

Between September 23, 2005 and culminating on December 30, 2005 with a cash tender offer, the Company purchased and retired $249,980 par value of its Senior Notes for cash payments aggregating $286,851. Pursuant to these purchases, the Company recorded a loss of $40,753, which represents the amount by which the cash paid exceeds the carrying value of the Senior Notes as well as associated brokerage and legal fees. In addition, the Company wrote off the unamortized deferred financing costs associated with the Senior Notes of $5,025 as a non-cash charge. Both the loss on retirement and the write-off of the unamortized deferred financing costs are classified as Other income (expense) on the statement of operations.

In January 2006, pursuant to the completion of the cash tender offer, the second supplemental indenture entered into in connection with the Senior Notes (the "Second Supplemental Indenture") became operative. The Second Supplemental Indenture amended the indenture under which the Senior Notes were issued (the "Indenture"), to eliminate substantially all of the restrictive covenants and certain default provisions in the Indenture (the "Amendments"). The Amendments were binding upon holders of the remaining Senior Notes who did not tender their Senior Notes pursuant to the cash tender offer even though such holders have not consented to the Amendments.

In May 2006, the Company purchased and retired the remaining $20 par value of its Senior Notes, leaving none outstanding as of December 31, 2006.

Based on borrowings as of December 31, 2006, none of the $50,000 outstanding under the 2005 Credit Facility is due until 2012.

Interest expense under all of the Company's credit facilities, Senior Notes and interest rate swaps aggregated $4,166, $32,400 and $38,831 for the years ended December 31, 2006, 2005 and 2004, respectively.

9. Derivative Financial Instruments

As of December 31, 2006 and 2005, the Company is party to the following derivative financial instruments:

Interest Rates. The Company was party to two pay-fixed interest rate swap agreements that expired in June 2006 which, through June 30, 2005, effectively converted floating rate obligations to fixed rate instruments. Effective during the third quarter of 2005, the Company has stopped designating its interest rate swaps as a hedge. During the years ended December 31, 2006, 2005 and 2004, the Company recognized a derivative gain on cash flow hedge, a component of other comprehensive loss, to Accumulated other comprehensive loss of $0, $545 and $1,935, respectively. The aggregate recorded asset (liability) in connection with the Company's interest rate swaps as of December 31, 2006 and 2005 was $0 and $25, respectively, and is presented as a component of Derivative liability on the balance sheet. The Company has recorded an aggregate net realized and unrealized gain (loss) of $8 and $76, for the years ended December 31, 2006 and 2005, respectively, which is classified as Other income (expense) on the statement of operations.

Foreign Currency. The Company entered into, on July 19, 2005, a forward contract to acquire 5 million Euros on January 17, 2006 for $6,033. Changes in the fair value of this forward contract subsequent to the date on which the Company entered into the contract (at which time the fair value was $0) was recorded as Other income (expense) on the Company's statement of operations. The Company entered into this contract to guard against weakening in the dollar against the Euro. As of December 31, 2005, the Company has recorded a liability of $126 related to the fair market value of this derivative financial instrument. The Company has recorded an aggregate net unrealized gain (loss) of $126 and $(126), for the years ended December 31, 2006 and 2005, which is classified as Other income (expense) on the statement of operations.

Fuel. During the year ended December 31, 2005, the Company entered into a "costless collar" to obtain a quantity of fuel between $220/metric ton ("MT") and $300/MT. The Company used this derivative as an economic hedge to the Company, but did not designated this derivative as a hedge for accounting purposes. As such, changes in the fair value of the derivative were recorded to the Company's statement of income each reporting period. Under this agreement, the Company had a right to receive (call option) the amount by which the bunker price on a specified index exceeds $300/MT and an obligation to pay (put option) the amount by which $220/MT exceeds the bunker price on a specified index. The term was for a notional 1,000 MT of bunkers per month for each month in the period between October 1, 2005 and March 31, 2006. As of December 31, 2005, the Company recorded an asset of $12 related to the fair market value of this economic hedge. The Company has recorded an aggregate net unrealized (loss) gain of $(12) and $12, respectively, for the years ended December 31, 2006 and 2005, which is classified as Other income (expense) on the statement of operations. In addition, the Company paid $2 to

(dollars in thousands, except per share and per ton data)

the counterparty to settle this contract during the year ended December 31, 2006, which is classified as Other income (expense) on the statement of operations.

Freight Rates. During the years ended December 31, 2006 and 2005, the Company has taken net short positions in freight derivative contracts, which reduce a portion of the Company's exposure to the spot charter market by creating synthetic time charters. These freight derivative contracts involve contracts to provide a fixed number of theoretical voyages at fixed rates. These contracts net settle each month with the Company receiving a fixed amount per day and paying a floating amount based on the monthly Baltic Tanker Index ("BITR"), which is a worldscale index, and, under certain contracts, a specified bunker price index. The duration of a contract can be one month, quarterly or up to three years with open positions settling on a monthly basis. The BITR averages rates received in the spot market by cargo type, crude oil and refined petroleum products, and by trade route. The Company uses freight derivative contracts as economic hedges, but has not designated them as hedges for accounting purposes. As such, changes in the fair value of these contracts are recorded to the Company's statement of operations as Other income (expense) in each reporting period.

During September and October 2005, the Company entered into four freight derivative contracts which expired in December 2005. These freight forward contracts involved contracts to provide a fixed number of theoretical voyages at fixed rates and settled based on the monthly BITR. The Company had taken short positions in these contracts, which reduced a portion of the Company's exposure to the spot charter market by creating synthetic time charters. At December 31, 2005, these contracts had no aggregate notional value, because they expired on December 31, 2005. The notional amount is based on a computation of the quantity of cargo (or freight) the contract specifies, the contract rate (based on a certain trade route) and a flat rate determined by the market on an annual basis. Each contract is marked to market for the specified cargo and trade route. The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date. As of December 31, 2005, the Company has recorded a liability of $294 related to the fair market value of these economic hedges. The Company has recorded the aggregate net realized and unrealized loss of $849, for the year ended December 31, 2005, which is classified as Other income (expense) on the statement of operations.

During May 2006, the Company entered into a freight derivative contract with the intention of fixing the equivalent of one Suezmax vessel to a time charter equivalent rate of $35,500 per day for a three-year period beginning on July 1, 2006. This contract net settles each month with the Company receiving $35,500 per day and paying a floating amount based on the monthly BITR and a specified bunker price index. As of December 31, 2006, the fair market value of the freight derivative, which was determined based on the aggregate discounted cash flows using estimated future rates obtained from brokers as of December 31, 2006, resulted in an asset to the Company of $2,180. The Company recorded an unrealized gain of $2,180 for the year ended December 31, 2006 which is reflected on the Company's statement of operations as Other income (expense). The Company has recorded an aggregate realized loss of $2,073 for the year ended December 31, 2006, which is classified as Other income (expense) on the statement of operations.

10. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2006		December 31, 2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$107,460	$107,460	$96,976	$96,976
Floating rate debt	50,000	50,000	135,000	135,000
Senior Notes	—	—	20	23
Derivative financial instruments—net asset (liability) position	2,180	2,180	(383)	(383)

The fair value of term loans and revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the variable rate loans. The fair value of interest rate swaps (used for purposes other than trading) is the estimated amount the Company would pay to terminate swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of the freight derivative was determined based on the aggregate discounted cash flows using estimated future rates obtained from brokers. The fair value of the Senior Notes has been determined based quoted market prices as of December 31, 2005.

11. Revenue from Time Charters

Total revenue earned on time charters for the years ended December 31, 2006, 2005 and 2004 was $60,613, $86,225 and $87,944, respectively. Future minimum rental receipts, based on vessels committed to non-cancelable time charter contracts, as of December 31, 2006 will be $118,723, $101,280 and $74,454 during 2007, 2008 and 2009, respectively.

12. Lease Payments

In February 2004, the Company entered into an operating lease for an aircraft. The lease has a term of five years and requires monthly payments by the Company of $125. During the years ended December 31, 2006, 2005 and 2004, the Company recorded $876, $1,500 and $1,340 of net expense associated with this lease.

In December 2004, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from December 1, 2004 to September 30, 2005, $110 per month from October 1, 2005 to September 30, 2010, $119 per month from October 1, 2010 to September 30, 2015, and $128 per month from October 1, 2015 to September 30, 2020. The monthly straight-line rental expense from December 1, 2004 to September 30, 2020 is $105. During the years ended December 31, 2006, 2005 and 2004, the Company recorded $1,255, $1,138 and $222 of expense associated with this lease.

Future minimum rental payments on the above leases for the next five years are as follows: 2007- $2,817, 2008- $2,817, 2009-$1,442, 2010- $1,344, 2011-$1,426, thereafter - $13,029.

13. Significant Customers

For the years ended December 31, 2006 and 2005, the Company did not earn 10% or more of its voyage revenues from any single customer. For the year ended December 31, 2004, the Company earned $108,034 from one customer which represented 15.4% of voyage revenues.

14. Related Party Transactions

The following are related party transactions not disclosed elsewhere in these financial statements:

Through April 2005, the Company rented office space as its principal executive offices in a building leased by GenMar Realty LLC, a company wholly owned by Peter C. Georgiopoulos, the Chairman and Chief Executive Officer of the Company. There was no lease agreement between the Company and GenMar Realty LLC. The Company paid an occupancy fee on a month to month basis in the amount of $55. For the years ended December 31, 2006, 2005 and 2004, the Company's occupancy fees were $0, $220 and $660, respectively.

During the fourth quarter of 2000, the Company loaned $486 to Peter C. Georgiopoulos. This loan does not bear interest and is due and payable on demand. The full amount of this loan was outstanding as of December 31, 2006.

During the years ended December 31, 2006, 2005 and 2004, the Company incurred fees for legal services aggregating $289, $150 and $284, respectively, to the father of Peter C. Georgiopoulos, of which is $18 and $138 was outstanding as of December 31, 2006 and 2005, respectively.

In January 2006, the Company repurchased 4,176,756 shares of our common stock from OCM Principal Opportunities Fund, L.P. ("OCM") in a privately negotiated transaction at $37.00 per share for a total purchase price of $154,540. Stephen A. Kaplan, a member of the Company's Board of Directors, serves as a principal and portfolio manager of Oaktree Capital Management LLC, which is the general partner of OCM.

Genco Shipping & Trading Limited ("Genco"), an owner and operator of dry bulk vessels, has incurred travel related expenditures for use of the Company aircraft and other miscellaneous expenditures during the year ended December 31, 2006, totaling $257, which was paid by Genco during 2006. Peter C. Georgiopoulos and Stephen A. Kaplan are directors of Genco. At December 31, 2006, none of this balance was outstanding.

During the year ended December 31, 2006, Genco made available one of its employees who performed internal audit services for the Company for which the Company was invoiced $52 based on actual time spent by the employee, of which $25 remains outstanding as of December 31, 2006.

During the years ended December 31, 2006, 2005 and 2004, Aegean Marine Petroleum Network, Inc. ("Aegean") supplied bunkers to the Company's vessels aggregating $1,682, $5,945 and $707, respectively. None of these balances were outstanding as of December 31, 2006 and 2005. During July 2006, an investment vehicle controlled by Peter C. Georgiopoulos and John Tavlarios, a member of the Company's board of directors and the chief executive officer of General Maritime Management LLC ("GMM"), made an investment in and purchased shares of Aegean from Aegean's

(dollars in thousands, except per share and per ton data)

principal shareholder. During December 2006, Aegean completed its initial public offering. At that time, Peter C. Georgiopoulos became chairman of the board of Aegean and John Tavlarios and John Hatab, a member of the Company's Board of Directors, joined the board of directors of Aegean.

15. Savings Plan

In November 2001, the Company established a 401(k) Plan (the "Plan") which is available to full-time employees who meet the Plan's eligibility requirements. This Plan is a defined contribution plan, which permits employees to make contributions up to 25 percent of their annual salaries with the Company matching up to the first six percent. The matching contribution vests immediately. During 2006, 2005 and 2004, the Company's matching contribution to the Plan was $347, $354 and $272, respectively.

16. Stock-Based Compensation

2001 Stock Incentive Plan

On June 10, 2001, the Company adopted the General Maritime Corporation 2001 Stock Incentive Plan. The aggregate number of shares of common stock available for award under the 2001 Stock Incentive Plan was increased from 2,900,000 shares to 4,400,000 shares pursuant to an amendment and restatement of the plan as of May 26, 2005. Under this plan the Company's compensation committee, another designated committee of the board of directors or the board of directors, may grant a variety of stock-based incentive awards to employees, directors and consultants whom the compensation committee (or other committee or the board of directors) believes are key to the Company's success. The compensation committee may award incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock and performance shares.

Since inception of the 2001 Stock Incentive Plan, the Company has issued stock options and restricted stock, which issuances are summarized below. Upon the granting of stock options and restricted stock, the Company allocates new shares from its reserve of authorized shares to employees subject to the maximum shares permitted by the 2001 Stock Incentive Plan, as amended.

The Company's policy for attributing the value of graded-vesting stock options and restricted stock awards is to use an accelerated multiple-option approach.

Stock Options

During 2001, 2002 and 2003, the Company granted to its officers and employees options to purchase 860,000, 143,500 and 89,000 shares of common stock, respectively. The exercise prices for these stock options granted in 2001 and 2002 are $18.00 per share and $6.06 per share, respectively. The exercise prices for stock options granted in 2003 ranged from $8.73 per share to $14.58 per share. These options generally vest over a four-year period.

During 2002, 590,000 stock options granted in 2001 were surrendered. During 2003, 50,000 stock options granted during 2002 were forfeited.

On May 20, 2004, the Company granted options to purchase an aggregate of 20,000 shares of common stock to certain members of the Company's Board of Directors at an exercise price of $22.57 (the closing price on the date of grant). These options vest in four equal installments on each of the first four anniversaries of the date of grant.

Until December 31, 2005, the Company followed the provisions of APB 25 to account for its stock option plan. The Company provided pro forma disclosure of net income and earnings per share as if the accounting provision of SFAS No. 123 had been adopted. Options granted are exercisable at prices equal to the fair market value of such stock on the dates the options were granted, so the intrinsic value is $0. The fair values of the options were determined on the date of grant using a Black-Scholes option-pricing model. Estimated life of options granted was estimated using the historical exercise behavior of employees. Expected volatility was based on historical volatility as calculated using various data points during the period between the Company's initial public offering date and the date of grant. Risk free interest is based on the U.S. Treasury yield curve in effect at the time of grant. These options were valued based on the following assumptions: an estimated life of five years for all options granted, volatility of 53%, 47%, 63% and 54% for options granted during 2004, 2003, 2002 and 2001, respectively, risk free interest rate of 3.85%, 3.5%, 4.0% and 5.5% for options granted during 2004, 2003, 2002 and 2001, respectively, and no dividend yield for any options granted because, as of the grant dates, the Company had not paid any dividends. The fair value of the 860,000 options to purchase common stock granted on June 12, 2001 is $8.50 per share.

The fair value of the 143,500 options to purchase common stock granted on November 26, 2002 is $3.42 per share. The fair value of the 50,000, 12,500 and 29,000 options to purchase common stock granted on May 5, 2003, June 5, 2003 and November 12, 2003 is $3.95 per share, $4.52 per share and $6.61 per share, respectively. The fair value of the 20,000 options to purchase common stock granted on May 20, 2004 is $11.22 per share.

Effective January 1, 2006, the Company adopted Statement of Financial Standards ("SFAS") No. 123R, "Share-Based Payments," using a modified version of prospective application. Accordingly, prior period amounts have not been restated.

Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost of $113 will be recognized subsequent to the effective date based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. During the year ended December 31, 2006, the adoption of FAS 123R resulted in incremental stock-based compensation expense of $81, which reduced net income for the year by this amount and reduced basic earnings per share by $0.01.

As of December 31, 2006, there was $33 of total unrecognized compensation cost related to nonvested stock option awards. That cost is expected to be recognized with a credit to paid-in capital over a weighted average period of 0.7 years.

The following table summarizes all stock option activity through December 31, 2006:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding, January 1, 2004	393,375	$13.75	$ 6.97
Granted	20,000	$22.57	$11.22
Exercised	(186,850)	$15.15	$ 7.23
Forfeited	(13,500)	$16.86	$ 7.82
Outstanding, December 31, 2004	213,025	$13.68	$ 6.13
Granted	—	—	—
Exercised	(106,825)	$14.12	$ 6.84
Forfeited	(18,800)	$ 9.05	$ 4.99
Outstanding, December 31, 2005	87,400	$13.76	$ 6.78
Granted	—	—	—
Exercised	(60,900)	$12.50	$ 6.12
Forfeited	(8,750)	$17.55	$ 8.57
Outstanding, December 31, 2006	17,750	$16.21	$ 7.87

A summary of the activity for nonvested stock option awards during the year ended of December 31, 2006 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding and nonvested, January 1, 2006	58,500	$12.16	$6.09
Granted	—	—	—
Vested	(38,250)	$ 9.04	$4.68
Forfeited	(6,875)	$17.33	$8.46
Outstanding and nonvested, December 31, 2006	13,375	$18.42	$8.90

(dollars in thousands, except per share and per ton data)

The following table summarizes certain information about stock options outstanding as of December 31, 2006 (all of which are expected to vest):

	Options Outstanding, December 31, 2006			Options Exercisable, December 31, 2006	
Range of Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$ 6.06	2,625	$ 6.06	5.9	2,625	$ 6.06
$ 9.9–$14.58	7,625	$ 13.45	6.7	1,750	$ 14.58
$18.00–$22.57	7,500	$ 22.57	7.4	—	$ —
	17,750	$ 16.21	6.9	4,375	$ 9.47

Restricted Stock

During 2002 and 2003, the Company granted 625,000 and 155,000 restricted shares, respectively, to certain officers and employees of the Company. The restrictions on the shares granted in 2002 lapse seven years after the grant date; the restrictions on the shares granted in 2003 lapse 25% on each anniversary date from the date of grant and become fully vested after four years. The foregoing grants are subject to accelerated vesting under certain circumstances set forth in the relevant grant agreement.

On February 9, 2005, the Company made grants of restricted common stock in the amount of 304,500 shares to certain officers and employees of the Company. Of this total, 150,000, 10,000 and 10,000 restricted shares were granted to the chief executive officer ("CEO"), chief financial officer and chief administrative officer, respectively, of the Company and 50,000 restricted shares were granted to the CEO of GMM. The remaining 84,500 restricted shares were granted to other officers and employees of the Company and GMM. The restrictions on the 150,000 shares granted to the CEO of the Company will lapse on November 16, 2014. The restrictions on the remaining 154,500 shares will lapse as to 20% of these shares on November 16, 2005 and as to 20% of these shares on November 16 of each of the four years thereafter, and will become fully vested on November 16, 2009. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On April 6, 2005, the Company granted to the CEO 350,000 shares of restricted common stock, with restrictions on all such shares to lapse on December 31, 2014. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On May 26, 2005, the Company granted a total of 4,800 shares of restricted common stock to four of the Company's independent Directors. Restrictions on the restricted stock lapsed in May 2006. The foregoing grants were subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On December 21, 2005, the Company made grants of restricted common stock in the amount of 437,500 shares to certain officers and employees of the Company. Of this total, 250,000, 18,000 and 15,000 restricted shares were granted to the CEO, chief financial officer and chief administrative officer, respectively, of the Company and 50,000 restricted shares were granted to the president of GMM. The remaining 104,500 restricted shares were granted to other officers and employees of the Company and GMM. The restrictions on the 250,000 shares granted to the CEO of the Company will lapse on November 15, 2015. The restrictions on 93,000 shares (including shares granted to individuals named above, exclusive of the CEO) will lapse as to 20% of these shares on November 15, 2006 and as to 20% of these shares on November 15 of each of the four years thereafter, and will become fully vested on November 15, 2010. The restrictions on the remaining 94,500 shares will lapse as to 25% of these shares on November 15, 2006 and as to 25% of these shares on November 15 of each of the three years thereafter, and will become fully vested on November 15, 2009. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On May 18, 2006, the Company granted a total of 9,600 shares of restricted common stock to four of the Company's independent Directors. Restrictions on the restricted stock will lapse, if at all, on May 18, 2007 or the date of the Company's 2007 Annual Meeting of Shareholders, whichever occurs first. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On October 23, 2006, the Company granted 2,400 shares of restricted common stock to one of the Company's independent Directors. Restrictions on the restricted stock will lapse, if at all, on May 18, 2007 or the date of the Company's 2007 Annual Meeting of Shareholders, whichever occurs first. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On December 18, 2006, the Company made grants of restricted common stock in the amount of 308,000 shares to certain officers and employees of the Company. Of this total, 150,000, 20,000 and 10,000 restricted shares were granted to the CEO, chief financial officer and chief administrative officer, respectively, of the Company and 30,000 restricted shares were granted to the president of GMM. The remaining 98,000 restricted shares were granted to other officers and employees of the Company and GMM. The restrictions on the 150,000 shares granted to the CEO of the Company will lapse on November 15, 2016. The restrictions on 70,000 shares (including shares granted to individuals named above, exclusive of the CEO) will lapse as to 20% of these shares on November 15, 2007 and as to 20% of these shares on November 15 of each of the four years thereafter, and will become fully vested on November 15, 2011. The restrictions on the remaining 88,000 shares will lapse as to 25% of these shares on November 15, 2007 and as to 25% of these shares on November 15 of each of the three years thereafter, and will become fully vested on November 15, 2010. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreements.

The weighted average grant-date fair value of restricted stock granted during the years ended December 31, 2006 and 2005 is $35.53 per share and $44.45 per share, respectively.

A summary of the activity for restricted stock awards during the year ended of December 31, 2006 is as follows:

	Number of Shares	Weighted Average Fair Value
Outstanding and nonvested, January 1, 2006	1,757,000	$29.49
Granted	320,000	35.53
Vested	(109,375)	33.25
Forfeited	(23,300)	42.36
Outstanding and nonvested, December 31, 2006	1,944,325	$30.12

The following table summarizes the amortization, which will be included in general and administrative expenses, of all of the Company's restricted stock grants as of December 31, 2006:

Restricted Stock Grant Date	2007	2008	2009	2010	2011	Thereafter	Total
November 26, 2002	$ 541	$ 541	$ 495	$ —	$ —	$ —	$ 1,577
November 12, 2003	111	—	—	—	—	—	111
February 9, 2005	1,749	1,306	972	738	738	2,124	7,627
April 5, 2005	1,749	1,754	1,749	1,749	1,749	5,251	14,001
December 21, 2005	2,683	1,947	1,450	1,101	973	3,774	11,928
May 18, 2006	117	—	—	—	—	—	117
October 23, 2006	56	—	—	—	—	—	56
December 18, 2006	3,313	2,001	1,354	927	628	2,630	10,853
Total by year	$10,319	$7,549	$6,020	$4,515	$4,088	$13,779	$46,270

(dollars in thousands, except per share and per ton data)

As of December 31, 2006 and 2005, there was $46,270 and $45,516, respectively, of total unrecognized compensation cost related to nonvested restricted stock awards. As of December 31, 2006, this cost is expected to be recognized with a credit to paid-in capital over a weighted average period of 3.9 years.

Total compensation cost recognized in income relating to amortization of restricted stock awards for the years ended December 31, 2006, 2005 and 2004 was $9,625, $6,448 and $1,667, respectively.

17. Stock Repurchase Program

In October 2005, the Company's Board of Directors approved a share repurchase program for up to a total of $200,000 of the Company's common stock. In February 2006, the Company's Board approved an additional $200,000 for repurchases of the Company's common stock under the share repurchase program. The Board will periodically review the program. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to restrictions under our 2005 Credit Facility.

Through December 31, 2006, the Company repurchased and retired 6,765,913 shares of its common stock for $243,845. As of December 31, 2006, the Company is permitted to acquire additional shares of its common stock for up to $156,155.

18. Legal Proceedings

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operations.

The Company has been cooperating in a criminal investigation being conducted by the U.S. Department of Justice relating to the alleged failure by the *Genmar Ajax* to record certain alleged illegal discharges of oily waste between October 2004 and December 2004. On December 15, 2004, following a routine Coast Guard inspection, U.S. Coast Guard officials took various documents, logs and records from the vessel for further review and analysis. During 2005, the custodian of records for the *Genmar Ajax* received four subpoenas duces tecum requesting supplemental documentation pertaining to the vessel in connection with a pending grand jury investigation, all of which have been complied with. The Company has denied any wrongdoing in this matter by it or any of its employees but has been unable to negotiate an acceptable settlement. On September 26, 2006, the Company received a letter from the U.S. Department of Justice stating that it may seek an indictment against the Company's General Maritime Management LLC subsidiary in connection with its investigation. The Company intends to defend any charges vigorously. However, there can be no assurance that the Company will be able to obtain a favorable resolution or satisfactory settlement.

On February 4, 2005, the *Genmar Kestrel* was involved in a collision with the Singapore-flag tanker *Trijata*, which necessitated the trans-shipment of the *Genmar Kestrel's* cargo and drydocking the vessel for repairs. The incident resulted in the leakage of some oil to the sea. Due to a combination of prompt clean up efforts, a light viscosity cargo onboard at the time of collision and favorable weather conditions, the Company believes that the incident resulted in minimal environmental damage. On February 2, 2006, a demand for arbitration was made by Standard Tankers Bahamas Ltd. ("Standard"), a subsidiary of ExxonMobil Corporation, on its own behalf and on behalf of the owners of the cargo shipped on the *Genmar Kestrel*. The Company settled Standard's claim by paying Standard, on August 9, 2006, $1,250 relating to partial loss, damage and/or contamination of the cargo and agreeing to indemnify Standard for its share of salvage liabilities and related expenses of $1,180. This aggregate $2,430 expense is recorded on the Company's December 31, 2006 statement of operations as Other expense, which is a component of operating expenses. Any future liabilities recorded in connection with this incident (other than the amounts it has agreed to pay Standard) are generally covered by its insurance arrangements.

During September 2006, the Company paid $11,750 to ST Shipping & Transport Inc. ("ST") to settle customer claims in connection with the 24 month time charter contracts for its nine OBO Aframax vessels. These arrangements required that the vessels meet specified speed and bunker consumption standards. Pursuant to this settlement, ST cancelled the $16,250 letter of credit the Company had given ST pending the settlement of the matter.

19. Unaudited Quarterly Results of Operations

In the opinion of the Company's management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation, have been included in a quarterly basis.

	2006 Quarter Ended				2005 Quarter Ended			
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
Voyage revenues	$105,756	$75,959	$77,648	$66,621	$161,642	$135,475	$114,403	$156,381
Operating income	84,829	26,214	23,639	19,840	76,376	39,670	16,630	161,267
Net income	84,357	26,071	23,995	22,408	68,491	32,061	7,177	104,628
Earnings per common share:								
Basic	$ 2.58	$ 0.83	$ 0.78	$ 0.73	$ 1.84	$ 0.86	$ 0.19	$ 2.83
Diluted	$ 2.52	$ 0.81	$ 0.76	$ 0.71	$ 1.80	$ 0.84	$ 0.19	$ 2.78
Weighted average shares outstanding:								
Basic	32,756	31,522	30,927	30,710	37,216	37,237	37,273	36,932
Diluted	33,444	32,209	31,749	31,492	38,062	38,066	38,076	37,619

20. Shareholder Rights Plan

On December 2, 2005, the Company's Board of Directors adopted a shareholder rights plan and declared a dividend distribution of one Right for each outstanding share of our common stock to shareholders of record on the close of business on December 7, 2005. Each Right is nominally exercisable, upon the occurrence of certain events, for one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, at a purchase price of $175.00 per unit, subject to adjustment.

21. Subsequent Events

During January 2007, the Company took delivery of one newly constructed Suezmax tanker. Capitalized costs of this vessel over its construction period, inclusive of capitalized interest, were approximately $63,000. This vessel is one of the vessels collateralizing the Company's 2005 Credit Facility (see Note 8).

During February 2007, the Company decided to close General Maritime Management (UK) LLC, which provides commercial management services for the Company's vessels, due to the higher percentage of our fleet that is on long-term time charter. This office will cease its commercial management activities by March 31, 2007. The cost of closing this office, which will be classified as a component of general and administrative expense when recognized during March 2007, will be approximately $160, substantially attributable to employee severance costs.

On February 20, 2007, the Company entered into an agreement to amend its 2005 Credit Facility. The 2005 Credit Facility, as amended, will increase the total commitment of the lenders by $100,000 from $800,000 to $900,000.

Additionally, the Company will be permitted to (1) pay quarterly cash dividends with respect to fiscal quarters on or after March 31, 2007, limited to $0.50 per share and (2) pay additional dividends, including stock buy-backs, in an aggregate amount not to exceed $50,000 plus 50% of cumulative net excess cash flow after February 16, 2007. In addition, the amendment will permit the Company to declare a one-time special dividend of up to $15 per share (up to an aggregate amount not to exceed $500,000) at any time prior to December 31, 2007.

Under the 2005 Credit Facility, as amended, on and at any time after April 1, 2007, the leverage ratio covenant will be eliminated and the minimum cash balance covenant will be reduced such that the Company will not be permitted to reduce the sum of (A) its unrestricted cash and cash equivalents plus (B) the lesser of (1) the total available unutilized commitment and (2) $25,000, to be less than $50,000. Additionally, the Company has agreed to amend the minimum consolidated net worth covenant whereby it will not permit its consolidated net worth at any time prior to the-

(dollars in thousands, except per share and per ton data)

business day preceding the payment of the one-time special dividend to be less than $500,000. In addition, the Company has agreed to a new covenant whereby it will not permit its net debt to EBITDA ratio to be greater than 5.5:1.00 on the last day of any fiscal quarter at any time from April 1, 2007.

Additionally, the lenders have agreed to the dissolution of certain subsidiary guarantors that no longer own any vessels or material assets. All other material terms of the 2005 Credit Facility remain unchanged.

On February 20, 2007, the Company's Board of Directors announced that the Company will be paying a quarterly dividend of $0.62 per share on or about March 23, 2007 to the shareholders of record as of March 9, 2007. The aggregate amount of the dividend is expected to be approximately $20,300, which we anticipate will be funded from cash on hand at the time payment is to be made.

On February 21, 2007, the Company's Board of Directors announced that the Company will be paying a special dividend of $15.00 per share on our about March 23, 2007 to shareholders of record as of March 9, 2007. The aggregate amount of the dividend is expected to be approximately $491,085, which we anticipate will be funded through borrowings under our 2005 Credit Facility.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. General Maritime Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of General Maritime Corporation;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of General Maritime Corporation's management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of General Maritime Corporation's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment and those criteria, management believes that General Maritime Corporation maintained effective internal control over financial reporting as of December 31, 2006.

General Maritime Corporation's independent registered public accounting firm has audited and issued their report on management's assessment of General Maritime Corporation's internal control over financial reporting, which appears below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
General Maritime Corporation
New York, New York

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that General Maritime Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated March 1, 2007 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP
New York, New York
March 1, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
General Maritime Corporation
New York, New York

We have audited the accompanying consolidated balance sheets of General Maritime Corporation and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Maritime Corporation and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
New York, New York
March 1, 2007

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information, Holders and Dividends

Our common stock has traded on the New York Stock Exchange under the symbol "GMR" since our initial public offering on June 12, 2001. The following table sets forth for the periods indicated the high and low prices for the common stock as of the close of trading as reported on the New York Stock Exchange:

	High	Low
Fiscal Year Ended December 31, 2006		
1st Quarter	$ 38.59	$ 32.95
2nd Quarter	$ 36.96	$ 30.71
3rd Quarter	$ 40.15	$ 34.78
4th Quarter	$ 37.42	$ 34.45
Fiscal Year Ended December 31, 2005		
1st Quarter	$ 52.00	$ 35.95
2nd Quarter	$ 50.07	$ 40.75
3rd Quarter	$ 45.49	$ 34.15
4th Quarter	$ 41.22	$ 33.15

As of February 13, 2007, there were approximately 143 holders of record of our common stock.

On January 26, 2005 our board of directors initiated a cash dividend policy. Under the policy, we declared quarterly dividends to shareholders in April, July, October and February of each year based on our EBITDA after net interest expense and reserves, as established by the board of directors. During the years ended December 31, 2006 and 2005, we paid $160.4 million and $110.4 million of cash dividends. Our 2005 Credit Facility and Marshall Islands law impose limitations on the payment of dividends. See "Dividend Policy" under the heading "Liquidity and Capital Resources."

We announced on February 21, 2007 that our board of directors changed our quarterly dividend policy by adopting a fixed target amount of $0.50 per share per quarter or $2.00 per share each year, starting with the first quarter of 2007. We intend to declare dividends in April, July, October and February of each year.

On February 21, 2007, we also announced that our board of directors declared a special, one-time cash dividend of $15.00 per share. The dividend will be paid on or about March 23, 2007 to shareholders of record as of March 9, 2007.

During the year ended December 31, 2006, we repurchased 6,088,113 shares of our common stock for $219.1 million (average per share purchase price of $35.98) pursuant to our share repurchase program described in "Share Repurchase Program" under the heading "Liquidity and Capital Resources."

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities *(continued)*

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Dollar Amount as Part of Publicly Announced Plans or Programs	Maximum Dollar Amount that May Yet Be Purchased Under the Plans or Programs
Jan. 1, 2006–Jan. 31, 2006	4,442,756	$36.99	$164,355,087	$ 10,873,592
Feb. 1, 2006–Feb. 28, 2006	—	$ —	—	210,873,592
Mar. 1, 2006–Mar. 31, 2006	420,400	$34.51	14,509,961	196,363,631
Apr. 1, 2006–Apr. 30, 2006	225,000	$32.11	7,225,694	189,137,937
May 1, 2006–May 31, 2006	—	$ —	—	189,137,937
Jun. 1, 2006–Jun. 30, 2006	625,900	$31.22	19,543,698	169,594,239
Jul. 1, 2006–Jul. 31, 2006	—	$ —	—	169,594,239
Aug. 1, 2006–Aug. 31, 2006	—	$ —	—	169,594,239
Sept. 1, 2006–Sept. 30, 2006	371,300	$35.93	13,339,249	156,254,990
Oct. 1, 2006–Oct. 31, 2006	—	$ —	—	156,254,990
Nov. 1, 2006–Nov. 30, 2006	2,757	$36.14	99,630	156,155,360
Dec. 1, 2006–Dec. 31, 2006	—	$ —	—	156,155,360
Total	6,088,113	$35.98	$219,073,318	$156,155,360

Information regarding securities authorized for issuance under equity compensation plans is set forth in the 2007 Proxy Statement and is incorporated by reference herein. A performance graph relating to our common stock appears below.


Stock Performance
$450
$400
$350
$300
$250
$200
$150
$100
$50
0
2001
2002
2003
2004
2005
2006
GMR
Dow Jones
OSX

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
GMR	100	74.5	176	399.5	370.4	351.9
Dow Jones	100	83.2373397	104.314923	107.598763	106.945068	124.36262
OSX	100	99.4950654	107.81501	142.230893	209.019968	229.400964

Corporate Information

Executive Team

Peter C. Georgiopoulos
Chairman, Chief Executive Officer and President
General Maritime Corporation

John P. Tavlarios
President and Chief Executive Officer
General Maritime Management LLC and Director

Jeffrey D. Pribor
Executive Vice President and Chief Financial Officer
General Maritime Corporation

John C. Georgiopoulos
Executive Vice President, Chief Administrative Officer, Treasurer and Secretary
General Maritime Corporation

Board of Directors

Peter C. Georgiopoulos
Chairman, President and Chief Executive Officer
General Maritime Corporation

John P. Tavlarios
President and Chief Executive Officer
General Maritime Management LLC

William J. Crabtree(1)(2)(3)
Legal Consultant

Rex W. Harrington(1)
Chairman of the Advisory Board
Liberian International Ship and Corporate Registry

John O. Hatab(1)
Principal
Gotham Capital Associates

Stephan A. Kaplan
Principal
Oaktree Capital Management, LLC.

Peter S. Shaerf(2)(3)
Managing Director
AMA Capital Partners

(1) member Audit Committee (2) member Compensation Committee
(3) member Nominating Committee

Corporate Offices

General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600
www.generalmaritimecorp.com

Stock Listing

General Maritime Corporation's common stock is traded on the New York Stock Exchange under the symbol GMR.

	Price Range of Common Stock	
	High	Low
December 31, 2006	$37.42	$34.45
September 30, 2006	$40.15	$34.78
June 30, 2006	$36.96	$30.71
March 31, 2006	$38.59	$32.95
December 31, 2005	$41.22	$33.15
September 30, 2005	$45.49	$34.15
June 30, 2005	$50.07	$40.75
March 31, 2005	$52.00	$35.95

Transfer Agent

Mellon Investor Services LLC
44 Wall Street, 7th Floor
New York, New York 10005

Legal Counsel

Kramer Levin Naftalis & Frankel LLP
1177 6th Avenue
New York, New York 10036
(212) 715-9100

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

Independent Auditors

Deloitte and Touche
1633 Broadway
New York, New York 10019
(212) 489-1600

Investor Relations Contact

Jeffrey D. Pribor
General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600

Notice of Annual Meeting

General Maritime Corporation will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 6th Avenue, New York, New York 10036 at 10:00 am on May 16, 2007.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations. Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward-looking statements contained in this annual report are the following: a material decline in rates in the tanker market; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; actions taken by regulatory authorities; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in the condition of the Company's vessels or applicable maintenance or regulatory standards (which may affect, among other things, the company's anticipated drydocking or maintenance and repair costs); limitations on share repurchases in the Company's 2005 credit facility; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission, including, without limitation, its Annual Report on Form 10-K for the year ended December 31, 2006 and its subsequent reports on Form 8-K. The Company's ability to pay dividends in any period will depend upon factors including applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of the Company's financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flow, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary from the amounts currently estimated. Share repurchases may be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to the restrictions under the Company's existing credit facility. The Board will periodically review the program. The Company undertakes no obligation to update or revise the information contained in this annual report, whether as a result of new information, future events or circumstances or otherwise.

designed by curran & connors, inc. / www.curran-connors.com

GENERAL MARITIME CORPORATION
299 Park Avenue
New York, NY 10171
212.763.5600
www.generalmaritimecorp.com

END